Exhibit 99.1

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents		456,838	149,352
Restricted cash, current		33,214	22,366
Digital assets	5	34,762	85,488
Digital assets receivables from a related party	5	162,171	135,558
Accounts receivables		38,889	31,374
Amounts due from related parties	20	9,659	9,654
Prepayments and other current assets	6	89,892	698,291
Inventories, net	7	-	251,999
Short-term investments	8	4,028	4,976
Derivative assets, current	14	17,011	-
Total current assets		846,464	1,389,058

Noncurrent assets
Restricted cash, noncurrent		6,236	6,159
Other noncurrent assets	6	205,262	24,681
Long-term investments, net	9	35,964	39,081
Operating lease right-of-use assets, net		104,055	104,725
Property, plant and equipment, net	10	2,098,296	1,086,275
Intangible assets, net	11	82,914	93,432
Goodwill	2(m)	35,818	35,818
Derivative assets, noncurrent	14	2,506	-
Deferred tax assets	19	28,918	8,682
Total noncurrent assets		2,599,969	1,398,853
TOTAL ASSETS		3,446,433	2,787,911

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Note	June 30, 2026		December 31, 2025
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payables	15	177,263		119,818
Accrued expenses and other current liabilities	16	54,181		54,964
Amounts due to a related party	20	5,225		4,340
Income tax payables		11,926		13,355
Derivative liabilities	14	6,529		-
Deferred revenues, current		55,682		64,391
Short-term borrowings	13	26,000		26,000
Current portion of long-term borrowings	13	99		13
Short-term borrowings from a related party	20	117,548		-
Current portion of long-term borrowings from a related party	20	373,500		275,000
Current portion of operating lease liabilities	12	13,065		11,888
Total current liabilities		841,018		569,769

Noncurrent liabilities
Other noncurrent liabilities	16	3,799		2,413
Deferred revenues, noncurrent		59,565		63,255
Long-term borrowings	13	1,182,454		947,183
Long-term borrowings from a related party	20	142,083		246,831
Operating lease liabilities	12	97,531		98,468
Deferred tax liabilities	19	17,172		11,973
Total noncurrent liabilities		1,502,604		1,370,123
TOTAL LIABILITIES		2,343,622		1,939,892

Commitments and Contingencies	23

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0000001 par value; 499,600,000,000 Class A ordinary shares and 200,000,000 Class V ordinary shares authorized; 227,382,323 Class A ordinary shares issued and outstanding and 44,399,922 Class V ordinary shares issued and outstanding as of June 30, 2026, 194,516,873 Class A ordinary shares issued and 191,152,162 outstanding, 44,399,922 Class V ordinary shares issued and outstanding as of December 31, 2025)	18		*	*
Treasury shares (nil as of June 30, 2026 and 3,364,711 Class A ordinary shares as of December 31, 2025)	18	-		(35,990)
Additional paid-in capital		1,888,766		1,418,111
Accumulated deficit		(785,961)		(534,156)
Accumulated other comprehensive income		6		54
TOTAL SHAREHOLDERS’ EQUITY		1,102,811		848,019
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,446,433		2,787,911

*	Amount less than US$1,000

The accompanying notes form an integral part of these unaudited consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Amounts in tables are stated in thousands of U.S. Dollar, except per share data)

		Six months ended June 30,
	Note	2026	2025
Net revenues
Net service revenues (including revenues from a related party of approximately US$0.7 million and US$0.6 million for the six months ended June 30, 2026 and 2025, respectively)	2(p), 20	412,040	152,013
Net product revenues	2(p)	5,674	73,697
Total net revenues	2(p)	417,714	225,710
Cost of revenues
Cost of service revenues		(460,164)	(153,664)
Cost of product revenues		(5,117)	(64,035)
Total cost of revenues		(465,281)	(217,699)
Gross (loss) profit		(47,567)	8,011
Operating expenses
Selling expenses		(5,136)	(3,015)
General and administrative expenses		(58,906)	(35,240)
Research and development expenses		(56,250)	(79,572)
Change in fair value of digital assets held for operations		(28,628)	19,398
Other operating expenses, net		(11,806)	(3,409)
Total operating expenses		(160,726)	(101,838)
Loss from operations		(208,293)	(93,827)
Interest income		2,220	4,187
Interest expense		(62,810)	(19,063)
Change in fair value of digital assets receivables	5	(16,307)	-
Change in fair value of digital assets loan	20	23,809	-
Change in fair value of derivative instruments	14	12,988	165,352
Foreign exchange (losses) gains		(2,367)	3,449
Other losses, net		(12,649)	(18,776)
(Loss) Income before income taxes		(263,409)	41,322
Income tax benefits	19	15,121	3,523
Share of losses from equity method investments		(3,517)	(2,467)
Net (loss) income		(251,805)	42,378

Net (loss) income per share (in US$)
Basic	22	(1.05)	0.22
Diluted	22	(1.05)	(0.57)
Weighted average number of shares outstanding (thousand shares)
Basic	22	239,886	192,095
Diluted	22	239,886	204,683

Other comprehensive (loss) income
Other comprehensive (loss) income for the period
- Foreign currency translation adjustments		(48)	149
Other comprehensive (loss) income for the period, net of tax		(48)	149
Total comprehensive (loss) income for the period		(251,853)	42,527

The accompanying notes form an integral part of these unaudited consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar, except per share data)

		Ordinary shares
		Class A Ordinary Shares		Class V Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive income	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	(loss)	Equity
Balance as of January 1, 2026		194,516,873	*	44,399,922	*	(3,364,711)	(35,990)	1,418,111	(534,156)	54	848,019
Net loss		-	-	-	-	-	-	-	(251,805)	-	(251,805)
Other comprehensive loss		-	-	-	-	-	-	-	-	(48)	(48)
Share-based compensation		-	-	-	-	-	-	13,527	-	-	13,527
Issuance of ordinary shares for exercise of share-based awards		616,071	*	-	-	-	-	2,501	-	-	2,501
Repurchase of ordinary shares	18	-	-	-	-	(317,501)	(3,975)	-	-	-	(3,975)
Cancellation of Class A ordinary shares	18	(3,682,212)	*	-	-	3,682,212	39,965	(39,965)	-	-	-
Issuance of shares, net of transaction costs	18	30,428,561	*	-	-	-	-	484,501	-	-	484,501
Issuance of shares in connection with settlement of convertible notes	13	5,503,030	*	-	-	-	-	43,804	-	-	43,804
Purchase of capped call option in connection with convertible senior notes	13	-	-	-	-	-	-	(33,713)	-	-	(33,713)
Balance as of June 30, 2026		227,382,323	*	44,399,922	*	-	-	1,888,766	(785,961)	6	1,102,811

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar, except per share data)

		Ordinary shares
		Class A Ordinary Shares		Class V Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive income	Total Shareholders’
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	(loss)	Equity
Balance as of January 1, 2025		144,063,496	*	48,399,922	*	(145,762)	(926)	893,225	(354,973)	163	537,489
Net income		-	-	-	-	-	-	-	42,378	-	42,378
Other comprehensive income		-	-	-	-	-	-	-	-	149	149
Share-based compensation		-	-	-	-	-	-	20,574	-	-	20,574
Issuance of ordinary shares for exercise of share-based awards		535,865	*	-	-	-	-	1,665	-	-	1,665
Repurchase of ordinary shares	18	-	-	-	-	(2,462,200)	(30,041)	-	-	-	(30,041)
Cancellation of Class A ordinary shares	18	(2,535,762)	*	-	-	2,535,762	29,967	(29,967)	-	-	-
Issuance of shares, net of transaction costs	18	6,076,388	*	-	-	-	-	118,540	-	-	118,540
Issuance of shares for exercise of warrant	14	5,186,627	*	-	-	-	-	74,182	-	-	74,182
Issuance of shares in connection with settlement of convertible notes	13	10,062,187	*	-	-	-	-	112,951	-	-	112,951
Purchase of zero-strike call option in connection with issuance of convertible senior notes	13	-	-	-	-	-	-	(129,607)	-	-	(129,607)
Conversion of Class V to Class A ordinary shares	18	4,000,000	*	(4,000,000)	*	-	-	-	-	-	-
Balance as of June 30, 2025		167,388,801	*	44,399,922	*	(72,200)	(1,000)	1,061,563	(312,595)	312	748,280

*	Amount less than US$1,000

The accompanying notes form an integral part of these unaudited consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net (loss) income	(251,805)	42,378
Adjustments to reconcile net income to net cash used in operating activities:
Revenues recognized on acceptance of digital assets	(354,246)	(200,639)
Noncash lease expense	6,294	5,835
Depreciation and amortization	202,596	44,952
Share-based compensation	13,527	20,574
Amortization of debt issuance cost	2,514	3,617
Losses on disposal of property, plant and equipment and intangible assets	17,870	68
Change in fair value of derivative instruments	(12,988)	(165,352)
Change in fair value of digital asset receivables from a related party	16,307	-
Change in fair value of digital assets loan	(23,809)	-
Change in fair value of digital asset-settled receivables and payables	(6,468)	3,190
Impairment charges	-	778
Foreign exchange losses (gains)	2,367	(3,449)
Loss on extinguishment of convertible senior notes	5,379	16,194
Deferred income tax	(15,037)	(4,939)
Unrealized loss (gain) on digital assets held for operations	9,391	(19,211)
Realized loss (gain) on disposal of digital assets held for operations	19,237	(187)
Share of losses from equity method investments	3,517	2,467
Others	(23)	45

Changes in operating assets and liabilities:
Accounts receivables	(3,977)	1,174
Prepayments and other assets	371,794	(101,354)
Inventories	(544,931)	(290,683)
Amounts due from related parties	(5)	(56)
Accounts payables	54,076	30,791
Deferred revenue	(9,947)	(1,000)
Tax payable	(1,429)	288
Amounts due to a related party	885	1,117
Accrued expenses and other liabilities	(1,120)	(5,070)
Operating lease liabilities	(5,386)	(3,553)
Net cash used in operating activities	(505,417)	(622,025)

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Six months ended June 30,
	2026	2025
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(359,740)	(157,205)
Purchase of short-term investments	-	(1,000)
Purchase of long-term investments	(400)	(332)
Proceeds from disposal of short-term investments	900	-
Proceeds from disposal of property, plant and equipment	1,688	-
Purchase of digital assets	-	(18,159)
Proceeds from disposal of digital assets	402,392	112,351
Cash paid for the site and gas-fired power project in Alberta, Canada	-	(21,881)
Net cash provided by (used in) investing activities	44,840	(86,226)

Cash flows from financing activities
Proceeds from borrowings	26,594	17,472
Repayment of borrowings	(26,008)	(4)
Borrowings from a related party	210,000	180,000
Repayment of borrowings to a related party	(149,000)	(7,083)
Proceeds from exercise of share-based awards	2,501	1,665
Proceeds from issuance of shares for exercise of share warrant	-	50,000
Proceeds from issuance of ordinary shares	491,934	121,837
Transaction costs for the issuance of ordinary shares	(7,433)	(3,434)
Repurchase of ordinary shares	(4,000)	(30,010)
Proceeds from convertible senior notes, net of transaction costs	363,625	363,192
Repayments made in connection with the extinguishment of convertible senior notes	(93,046)	(33,783)
Purchase of capped call or zero-strike call option in connection with convertible senior notes	(33,713)	(129,607)
Net cash provided by financing activities	781,454	530,245

Effect of exchange rates changes on cash, cash equivalents, and restricted cash	(2,466)	3,281
Net increase (decrease) in cash, cash equivalents, and restricted cash	318,411	(174,725)
Cash, and cash equivalents, and restricted cash at beginning of period	177,877	493,626
Cash, and cash equivalents, and restricted cash at end of period	496,288	318,901

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in tables are stated in thousands of U.S. Dollar)

	Six months ended June 30,
	2026	2025
Supplemental disclosure of cash flow information:
Income taxes paid (i)	(2,273)	(1,130)
Interest paid on borrowings	(52,856)	(19,801)

Supplemental disclosures of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	5,625	17,165
Payment for purchase of property, plant and equipment in form of digital assets	940	3,443
Borrowing costs capitalized as additional to property, plant and equipment	2,697	3,751
Prepayments realized as additions to property, plant and equipment and intangible assets	208,893	5,846
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	13,280	15,753
Transfer of inventory to property, plant and equipment	796,930	146,788
Cancellation of repurchased treasury shares	39,965	29,967
Issuance of Class A ordinary shares in connection with settlement of convertible senior notes	43,804	112,951
Transaction cost-related liabilities assumed in connection with the issuance of the convertible senior notes	-	714
Borrowings from a related party in digital assets	316,553	-
Repayment of borrowings from a related party in digital assets	242,444	-
Digital assets placed as collateral for borrowings from a related party	357,600	-
Return of digital assets placed as collateral for borrowings from a related party	314,680	-

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	456,838	299,792
Restricted cash, current	33,214	12,965
Restricted cash, noncurrent	6,236	6,144
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	496,288	318,901

(i)	For the six months ended June 30, 2026 and 2025, net income taxes paid amounted to approximately US$0.4 million and US$54k in Singapore, and approximately US$1.8 million and US$1.1 million in jurisdictions outside Singapore, respectively. Income taxes paid in jurisdictions outside Singapore comprised approximately US$0.7 million and US$1.0 million in Norway, and US$1.1 million and US$22k in Bhutan, for the six months ended June 30, 2026 and 2025, respectively.

The accompanying notes form an integral part of these unaudited consolidated financial statements.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

General information

Bitdeer Technologies Group (the “Company” or “BTG”) is a limited liability company incorporated in the Cayman Islands on December 8, 2021. The address of its registered office is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. BTG’s ordinary shares are listed on the Nasdaq Capital Market and trade under the symbol “BTDR”.

The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries. The Company and its subsidiaries (together, the “Group”) are principally engaged in the following business activities:

●	Using the Group’s mining rigs operated in the Group’s own datacenters to provide hash calculation service to mining pool operators in exchange for digital asset rewards (the “Self-mining business”);

●	Using the Group’s mining rigs operated in third-party datacenters to provide hash calculation service to mining pool operators in exchange for digital asset rewards (the “Co-mining business”);

●	Developing and manufacturing mining rigs with proprietary application-specific integrated circuit (“ASIC”) technology for the Self-mining business and the Co-mining business, and for sale of mining rigs and accessories to external parties (the “ASIC and mining rig business”);

●	Offering advanced cloud capabilities and high-performance computing services to customers with high demand for artificial intelligence (“AI”) and computing (the “AI cloud business”);

●	Offering to its customers plan subscriptions, from which the customers receive computing service in quantity measured in hash rate and benefit from such service as a result of directing the computing service to mining pools and receiving digital asset rewards (the “Cloud Hash Rate business”); and

●	Providing dynamic hosting solutions in the Group’s mining datacenters (the “Hosting business”, together with the Self-mining business, the Co-mining business, the ASIC and mining rig business, the AI cloud business and the Cloud Hash Rate business, the “Bitdeer Business”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

These unaudited consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025 (the “Financial Statements”) have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They reflect all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair statement of the results for the periods presented. Results for the six months ended June 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026. Significant accounting policies followed by the Group in the preparation of the Financial Statements are summarized below. As these are the Group’s first financial statements prepared under U.S. GAAP, the significant accounting policies are presented in full rather than limited to those that have changed since December 31, 2025. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest thousands.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

c.	Foreign currency translation and transaction

The reporting currency of the Group is the United States dollar (“USD”, “US$” or “$”). Items included in the financial statements of each of the Group’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”), based on the criteria of ASC Topic 830, Foreign Currency Matters.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the period are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss).

Assets and liabilities of the Group companies are translated from their respective functional currencies into the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates, and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustments are recorded in “accumulated other comprehensive income (loss)” as a component of shareholders’ equity.

d.	Use of estimates

Preparation of the Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods.

The significant accounting estimate reflected in the Group’s Financial Statements is the impairment assessment of goodwill and indefinite-lived intangible assets, share-based compensation; useful lives of long-lived assets; impairment of long-lived assets; income taxes, including valuation allowance for deferred tax assets; and the fair value of level 3 financial instruments.

Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Financial Statements will be affected. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

e.	Cash and cash equivalents

Cash and cash equivalents comprise cash in banks and short-term, highly liquid investments that are readily convertible into known amounts of cash which are subject to an insignificant risk of changes in value and are within three months of maturity at acquisition.

f.	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the “total cash, cash equivalents, and restricted cash” in the consolidated statements of cash flows. The Group’s restricted cash mainly includes security deposits held in designated bank accounts under the terms of standby letters of credits arrangement and other contractual obligations.

g.	Accounts receivables

Accounts receivable are contractual rights to receive cash or digital assets from revenue arrangements.

Receivables are recorded at the transaction price when the Group’s performance obligations are satisfied, either at a point in time or overtime. Accounts receivable denominated in digital assets represent rights to receive a fixed amount of digital assets at the time of invoicing and are initially and subsequently measured at the fair value of the underlying digital assets to be received, with changes in the fair value recorded in Other operating expenses, net in the consolidated statements of operations and comprehensive income (loss).

Accounts receivables are presented net of an allowance for expected credit losses determined in accordance with the Group’s current expected credit losses accounting policy described below.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

h.	Current expected credit losses

The Group’s financial assets measured at amortized cost, primarily accounts receivable and other receivables, are within the scope of ASC Topic 326, Financial Instruments – Credit Losses. The Group has identified the relevant risk characteristics of its customers and the related receivables, which include the type of products and services the Group provides, the nature of the customers, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers historical credit loss experience, the aging of receivable balances, current economic conditions, and reasonable and supportable forecasts of future economic conditions, together with any recoveries, in assessing the lifetime expected credit losses. Effective January 1, 2026, the Group elected the practical expedient available under ASC Topic 326 for current accounts receivable and current contract assets arising from transactions accounted for under ASC Topic 606, pursuant to which the Group assumes that the conditions existing as of the balance sheet date remain unchanged over the remaining life of those assets and accordingly does not develop reasonable and supportable forecasts of future economic conditions in estimating expected credit losses for them. Forecasts of future economic conditions continue to be considered in estimating expected credit losses for financial assets outside the scope of the practical expedient, including other receivables. Other key factors that influence the expected credit loss analysis include the payment terms offered to customers in the normal course of business and industry-specific factors that could impact the Group’s receivables. The allowance for expected credit losses is remeasured at each reporting date, with the related provision for, or reversal of, credit losses recognized in the consolidated statements of operations and comprehensive income (loss), and receivables are presented net of the allowance. Receivable balances are written off against the allowance when the Group determines that they are uncollectible.

The Group recognizes an allowance for receivables settled in digital assets using the general expected credit losses model in a manner similar to the model and consideration used for assessing credit losses from typical accounts receivable. Under this model, the Group calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of digital asset due to the Group in accordance with the contract and the quantity of digital asset that the Group expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes. No allowance, write-offs or recoveries were recognized against the receivables settled in digital assets for the six months ended June 30, 2026 and 2025.

i.	Digital assets

Digital assets are held in the Group’s digital asset wallets. The Group classifies the digital assets as current assets based on the intention to actively utilize or convert them within the normal operating cycle.

Digital assets are, by their nature, identifiable non-monetary assets that lack physical substance. Future economic benefits attributable to these digital assets are expected to flow to the Group because these digital assets can be exchanged for fiat currencies. Furthermore, the cost of the Group’s digital assets can be measured using the quoted price of such digital assets at the time the fair value is being measured, which the Group considers to be predominantly a Level 1 fair value input under the fair value hierarchy.

In accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets, digital assets are initially recorded at the transaction price of the digital assets at initial recognition and are subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized in fair value change of digital assets held for operations in the consolidated statements of operations and comprehensive income (loss). Realized gains and losses on disposition are recognized on a first-in-first-out basis. Fair value is measured using quoted digital assets prices within the Group’s principal market at the time of measurement. Gains and losses are influenced by the volume and mix of digital assets received and used, and the timing of the turnover of these digital assets.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

j.	Inventories, net

The Group’s inventories primarily comprise mining rigs, including the components and parts, partially assembled mining rigs and completed mining rigs. Inventories, consisting of raw materials, work-in-progress and finished goods, which are stated at the lower of cost and net realizable value. Cost is calculated using the standard cost method, which approximates actual cost based on a weighted average basis. The cost comprises all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

At each reporting date, inventories are reviewed for obsolescence, damage, or slow-moving stock. A write-down is recorded as the cost of revenue if the carrying amount exceeds the estimated net realizable value.

k.	Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and impairment losses, if any.

Property, plant and equipment are recorded at purchase cost. Direct labor and other directly attributable costs incurred to construct new assets and upgrade existing assets are capitalized. Repairs and maintenance expenditures are recognized in the consolidated statements of operations and comprehensive income (loss) as incurred. Significant renewals and betterments are capitalized.

Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

●	Buildings	15 - 20 years
●	Land	Indefinite
●	Machinery	3 – 15 years
●	Electronic equipment	3 – 15 years
●	Leasehold improvements and property improvements	3 – 15 years
●	Containerized solution	4 – 8 years
●	Graphics Processing Unit (“GPU”) equipment	4 years
●	Mining rigs	2 – 3 years
●	Others	3 – 10 years

Land acquired by the Group has an indefinite useful life and therefore is not depreciated.

The depreciation method, useful lives and residual value of an asset are reviewed when events or changes in circumstances indicate that the current estimates may no longer be appropriate, and any changes are accounted for prospectively as a change in accounting estimate. Effective from July 2025, substantially all mining rigs were estimated to have a useful life of two to three years. The revision reflects the Group’s reassessment of the period over which mining rigs are expected to deliver their expected performance, having regard to the increasing frequency of technological advancement leading to new generations of mining rigs, and aligns the Group’s estimates with prevailing industry practice. Prior to July 2025, the estimated useful lives were consistent with those applied in the year ended December 31, 2024, whereby mining rigs had useful lives ranging from two to five years. These revisions apply only to mining rigs held by the Group as of the respective effective dates; mining rigs deployed subsequently continue to be depreciated based on the useful lives and residual values determined at the time of deployment. The Group also reduced the estimated residual values of substantially all of its mining rigs. Residual values are estimated based on the expected recoverable amount of the mining rigs at the expected time of disposal, taking into consideration factors such as make and model.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated balance sheets and the resulting gains or losses on the disposal or sale of the assets are recognized in the consolidated statements of operations and comprehensive income (loss).

An asset under construction is stated at cost until the construction is completed, at which time it is reclassified to the property, plant and equipment account to which it relates. During the construction period until the asset is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest expense, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing costs ceases when the construction is completed, and the asset is ready for its intended use or sale.

l.	Intangible assets

Intangible assets acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses. The intangible assets acquired as part of a business combination transaction are recognized at their fair value at the acquisition date. All intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. Intangible assets with indefinite useful life are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The estimated weighted average useful lives from the date of purchases are as follows:

●	Rights to electrical capacity	Lease term of the datacenter or the access rights period
●	Technologies	3 years
●	Patents, trademarks, royalties and other rights	3 - 5 years
●	Software	3 -10 years

m.	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of the qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

All of the Group’s goodwill is assigned to the Self-mining reporting unit. The carrying amount of goodwill remained unchanged at US$35.8 million as of June 30, 2026 and December 31, 2025, with no additions, disposals or impairment charges recognized during the six months ended June 30, 2026 and 2025.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

n.	Leases

As a lessee

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in the lease is not readily determinable for the Group’s operating leases, the Group generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group did not elect, for all classes of underlying assets, the practical expedient under ASC 842-10-15-37 not to separate non-lease components from the associated lease components and instead accounts for each lease component and its associated non-lease components as a single lease component, except for the colocation property asset class. The Group has no material finance leases for any of the periods presented.

The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

If an ROU asset is determined to be impaired, the Group measures the impairment loss and reduces the carrying amount of the ROU asset to its impaired carrying amount. The remaining balance of the ROU asset after the impairment is amortized on a straight-line basis from the date of impairment to the earlier of the end of the useful life of the ROU asset or the end of the lease term. For operating lease, the single lease cost recognized in net income after an impairment event is calculated as the sum of: (a) amortization of the remaining balance of the ROU asset after the impairment, and (b) accretion of the lease liability, determined for each remaining period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability.

As a lessor

When the Group is a lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancellable term of the lease. Straight-line rental revenue commences when the customer assumes the control of the leased asset. Rental income is included in revenue in the consolidated statements of operations and comprehensive income (loss).

o.	Share-based compensation

The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718, Compensation – Stock Compensation.

Employees’ share-based awards and non-employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method over the requisite service period, which is the vesting period. The Group elects to recognize forfeitures when they occur.

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Therefore, in relation to the modified award, the Group recognizes share-based compensation over the vesting periods of the modified award.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

p.	Revenue recognition

The Group’s revenues are derived principally from self-mining arrangements, co-mining arrangements, sales of mining rigs and accessories, cloud hash rate arrangements, hosting arrangements (including general, membership and cloud hosting) and AI cloud services.

Revenue is recognized when control over goods or services is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of trade discount, if any.

Revenue is recognized applying the following five steps:

i)	Identify the contract with a customer;

ii)	Identify the performance obligations in the contract;

iii)	Determine the transaction price;

iv)	Allocate the transaction price to the performance obligations in the contract; and

v)	Recognize revenue when (or as) the Group satisfies a performance obligation.

For arrangements priced at fiat currency, the Group recognizes revenue based on the contract price. For arrangement priced at digital asset, the Group recognizes revenue based on the spot price of the digital asset to fiat currency on the date when it is earned.

When another party is involved in providing services to a customer, the Group is the principal if it controls the specified services before those services are transferred to the customer.

The primary sources of Group’s revenues are recognized as follows:

Self-mining

The Group enters into contracts with mining pool operators to provide a service to the mining pool operators to perform hash calculations using the Group’s own mining rigs. Self-mining revenue comprises the consideration earned from hash calculation services performed using mining rigs deployed at datacenters that the Group owns, or leases and operates. The Group considers the mining pool operators as the customers under this type of arrangement and can decide when to start providing services. The Group’s enforceable right to consideration begins when, and continues as long as, the Group provides hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such a termination. As such, the duration of a contract is less than a day and the contract continuously renews throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract and the terms, conditions, and compensation amount for the renewal options are at the then market rates.

In exchange for providing hash calculation service to the mining pool operators, the Group is entitled to non-cash compensation, digital asset, from the mining pool operators, which is a variable consideration based on the mining pool operators’ distribution mechanisms, which can differ depending on the specific mining pools. For the periods presented, the Group primarily participated in Bitcoin mining to generate its self-mining revenues, and the payment mechanisms used by the mining pool operators were Full-Pay-Per-Share (“FPPS”), Pay-Per-Share-Plus (“PPS+”) and Transparent Index of Distinct Extended Shares (“TIDES”). The Group mainly participates in mining pools operators that use the FPPS payment mechanism.

The non-cash consideration includes block rewards and transaction fees, less mining pool fees. For FPPS and PPS+ pools, the Group is entitled to non-cash consideration even if a block is not successfully validated by the mining pool operators. For the TIDES payment mechanism, the Group’s entitlement to non-cash consideration is variable and dependent upon the successful validation of a block by the mining pool operator, and is not included in the transaction price until the uncertainty is resolved.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FPPS Mining Pools

The Group is entitled to compensation once it begins to perform hash calculations for the mining pool operator in accordance with the operator’s specifications over a 24-hour period beginning mid-night UTC and ending at 23:59:59 UTC on a daily basis. The non-cash consideration that the Group is entitled to for providing hash calculations to the mining pool operator under the FPPS payment mechanism is made up of block rewards and transaction fees less pool operator fees determined as follows:

●	The non-cash consideration referred as the block reward is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the daily hash calculations that the Group provides to the pool operator as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same daily period.

●	The non-cash consideration referred as the transaction fees is based on the share of total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain over the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the daily 24-hour period as a percent of the total block rewards the Bitcoin Network actually generated during the same 24-hour period, multiplied by the block rewards the Group earned for the same 24-hour period.

●	The gross non-cash compensation, consisting of the block reward and transaction fees, earned by the Group is reduced by the mining pool fees charged by the operator for operating the pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent the Group performs hash calculations and generates revenue in accordance with the pool operator’s payout formula during the same daily period as discussed above.

PPS+ Mining Pool

The Group also participates in one PPS+ mining pool that provides non-cash consideration determined in a manner similar to the FPPS mining pools except the amount of transaction fees from the PPS+ mining pool operator is determined based on the share of actual transaction fees paid to the specific blocks the mining pool successfully mined in the Bitcoin Blockchain in a daily 24-hour period in accordance with the operator’s specifications. The transaction fees are determined using the following formula: the hash calculations that the Group provides to the pool operator as a percent of the total relevant hash calculations performed by the mining pool operator under PPS+, multiplied by actual transaction fees paid to the specific blocks a mining pool operator successfully mined under PPS+ in the Bitcoin Blockchain.

TIDES Mining Pool

The Group’s entitlement to non-cash consideration referred as the block rewards is determined by its proportion of hash calculation contributions to a specific window of hash calculations at the time a block is successfully validated. The pool operator defines this ‘latest number of shares’ (the window size) within its reward policy. The non-cash consideration under the TIDES payment mechanism is calculated with the following formula: the Group’s submitted share of the total shares in this window, multiplied by the block rewards and transaction fees earned on the Bitcoin Blockchain. Transaction fees are determined in a manner consistent with the PPS+ mining pool, based on the actual fees attributable to successfully validated blocks.

The above non-cash consideration is variable since the amount of block reward earned depends on the amount of hash calculations the Group performs; the amount of transaction fees depends on the total actual fees paid by the transaction requestor to each block placed in the Bitcoin Blockchain under FPPS, and the actual transaction fees paid to the specific blocks a mining pool operator successfully mined over the daily period under PPS+ and TIDES; and the operator fees for the same period are variable since it is determined based on the total block rewards and transaction fees in accordance with the pool operator’s agreement.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While the non-cash consideration is variable, the Group has the ability to estimate the variable consideration when the Group begins to provide hash calculation service with reasonable certainty without the risk of significant revenue reversal. The Group recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator and measures the non-cash consideration based on the spot rate of the underlying digital asset determined using the quoted price of such digital asset, as described in Note 2(i), at midnight UTC, on the date on which the Group provides the hash calculation service.

Although the non-cash consideration the mining pool operators receive from the blockchain networks includes both the block rewards and the transaction fees, the transaction price the Group receives is an aggregate amount and primarily includes the block rewards. As a result, the Group does not present disaggregated revenue information on block rewards and transaction fees.

Co-mining

The Group deploys mining rigs that it owns at datacenters owned and operated by third parties, which provide electrical capacity, site infrastructure and, in most cases, operating services for the mining rigs. The Group considers the mining pool operators to be the customers under this type of arrangement, and recognizes as revenue the full amount of the non-cash consideration to which it is entitled from the mining pool operator, on the same basis as self-mining revenue described above.

Sale of mining rigs and accessories

The Group recognizes revenue from sale of mining rigs and accessories to customers at the point in time when control of the mining rigs is transferred to the customer, which generally occurs upon shipment of the mining rigs as defined in the revenue contract. Sale of mining rigs and accessories is the sole performance obligation in this type of arrangement. The Group accepts both digital asset and fiat currency as payments for sale of mining rigs and accessories.

Cloud Hash Rate

The Group enters into Cloud Hash Rate arrangements with its customers by offering hash rate subscription plans to provide computing power in a specified quantity, measured by computing power per second, or hash rate, derived from the mining rigs held by the Group, for a specified period of time. The customer also needs to pay for electricity subscriptions, which are billed separately, to maintain the mining rigs that produce the subscribed hash rate over the contract period. The Group connects such computing power to a customer-designated mining pool under the instructions of the customer to simplify the customer’s mining experiences. As a result of directing the connection of such computing power to the mining pools, the customers are entitled to the mining rewards, which are directly transferred from mining pools to the customer-designated digital asset wallets.

The Group offers a number of different hash rate subscription plans by plan duration and type of digital asset to be mined. The Group offers electricity subscriptions in short durations and a customer needs to purchase electricity subscriptions multiple times to cover the duration of the hash rate subscription plan. The price of the electricity subscription is fixed at the commencement of each electricity subscription period but subject to adjustment from period to period. Both digital asset and fiat currency are accepted as payments under the Cloud Hash Rate arrangements. Furthermore, the hash rate subscription plans are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer pays a relatively lower computing power subscription fee. In exchange, the Group is entitled to additional consideration once the customer’s cost is recovered.

The Group offers two promises under the Cloud Hash Rate arrangement. One is to provide a specified quantity of computing power during a period of time and the other is to provide maintenance services for computing power generation for a period of time. The two promises are highly interrelated and are not separately identifiable because the customers expect to receive the computing power as a combined output from the hash rate subscription plan and the electricity subscription plan. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The transaction price of the performance obligation includes the subscription prices for the hash rate subscription plans and the electricity subscription plans. As the price for the electricity subscription plans may change each electricity subscription period, the Group allocates the variable consideration to each electricity subscription period.

The control of the computing power has been transferred to the customers simultaneously as the customers consume the benefits from the computing power. The revenue is recognized over time where the consideration related to the hash rate subscription is recognized evenly over the contract term and the electricity subscription is allocated to and recognized evenly over each electricity subscription period.

For plans under the accelerator mode, besides the aforementioned subscription prices, the transaction price also includes an additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the subscribed computing power and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes the revenue when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur.

General Hosting

The Group provides general hosting services, which is a combined service package including custody of the customers’ mining rigs, electricity and network maintenance and other services, that enable customers to run blockchain computing operations. The customer is only able to benefit from the hosting service as a package and the Group has a single performance obligation. The hosting service fee is charged to the customer based on the customer’s consumption of resources, such as the amount of electricity used in a period. In the arrangement with certain customers, the Group is also entitled to additional variable consideration based on the customer’s mining yield during a period. Revenue from the general hosting service is recognized across each service cycle. The Group accepts both digital asset and fiat currency as payments for the hosting services.

Membership Hosting

The Group offers its large-scale miner customers membership hosting services by entering into a series of contracts, which includes a membership program agreement and a management services agreement. These contracts are signed with the same customer at or near the same time, and they are combined and accounted for as a single contract.

Pursuant to the membership program agreement, a customer subscribing the program is entitled to the program benefit of receiving maintenance services within a predetermined capacity measured by energy consumption (i.e., Kilowatts, or KW) (the “hosting capacity”). The Group provides such designated capacity in a leased mining datacenter and the program subscription period ends when the Group no longer operates the mining datacenter. In addition, the Group also agrees to provide other program benefits to the customer when such benefits are readily available to the customer during the program term, including, among other things, (i) early, priority and exclusive access to the newly available hosting capacity that is sufficient for large-scale miners, upon a new mining datacenter becomes available and (ii) more favorable pricing terms for the Group’s services, such as mining rigs management services, than the prevailing price in the local market. The Group charges an upfront fee for the program benefits subscribed.

Pursuant to the management services agreement, the Group provides management services for the customer’s mining rigs up to the capacity subscribed in the membership program agreement. In exchange for the management services fee, the Group promises to deliver a package of services to provide an infrastructure for the mining rigs, such as a premise for the custody of mining rigs, and network and utility to support the operation of the mining rigs. Unlike the general hosting service where the Group includes in its service package to host or operate the customer’s mining rigs under the customer’s instructions so that the mining rigs keep running and remain connected to the customer designated mining pools (the “mining rigs operation service”), under the management services agreement, a customer has the discretion to subscribe to the mining rigs operation service or choose to operate the mining rigs using the customer’s own personnel. The Group charges additional fee, at its stand-alone selling price, for the subscription of the Group’s mining rigs operation service. The management services fee and the mining rigs operation fee, as applicable, are charged to the customer monthly based on the customer’s consumption of resources, such as the amount of electricity used in a period.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Group’s promise associated with the membership program agreement is to stand ready to provide services, and the Group’s promise associated with the management services agreement is to provide an infrastructure for the mining rigs through the set of services provided under the management services agreement. The two promises are not separately identifiable because the customer expects to receive mining rigs management services for the mining rigs up to the designated capacity, which is a combined output of the program benefit and management services provided by the Group as a package. The two promises provide a series of distinct services that have the same pattern of transfer to the customer over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time. Revenue associated with the upfront fee for the program benefits is recognized over the program subscription period and revenue associated with the management services is recognized over each distinct service period. The promise to provide the mining rigs operation service, if subscribed to by a customer, is accounted for as a separate performance obligation and the associated revenue is recognized over each distinct service period at their respective stand-alone selling price. The Group accepts both digital asset and fiat currency as payments for the membership hosting arrangements. The contract term approximates the lease term of the mining datacenter and is estimated to be 13 years. The estimated lease term is adjusted when there is an indication that the Group is reasonably certain to renew or terminate the lease.

Cloud Hosting

The Group provides its customers, through subscription of Cloud Hosting orders, one-stop mining rigs hosting solution which integrates the provision of computing power generated from specified second-hand mining rigs and the provision of maintenance service, primarily including electricity supply and daily maintenance and repair care. The Group charges the customer an upfront fixed amount at the commencement of the Cloud Hosting arrangement for the customer to secure the procurement of the computing power from the specified mining rigs, as well as the variable fees for the provision of maintenance service based on the consumption of resources such as electricity throughout the duration of the service. The Group historically only accepts digital asset as payments for services under the Cloud Hosting arrangement.

The Cloud Hosting arrangements are offered under two modes. Under the classic mode, the customer receives all of the mining rewards from the mining pool. Under the accelerator mode, the customer is charged with a lower upfront amount and enjoys a quicker recovery of the costs. In exchange, the Group is entitled to additional consideration once a customer’s cost is recovered.

Two promises are offered under the Cloud Hosting arrangements. One is to provide the computing power generated from the specified mining rigs and the other is to perform maintenance services over the life of the mining rigs. The two promises are not separately identifiable because the customer expects to receive a steady operation of the mining rigs specified in the Cloud Hosting order, which is a combined output of the provision of computing power from the specified mining rigs and the provision of maintenance service of the specified mining rigs. The two promises provide a series of distinct services, which are substantially the same and have the same pattern of transfer to the customer, over a period of time. As a result, the promises are treated as a single performance obligation satisfied over time.

The transaction price of the performance obligation includes an upfront fee paid upon placement of the Cloud Hosting order and periodical maintenance fees. The periodical maintenance fee is variable in each maintenance period based on the electricity consumption. The Group allocates the variable consideration to each distinct maintenance service period.

The revenue is recognized over time where the fixed upfront fee is recognized evenly over the contract term and the periodical maintenance fee is recognized over each respective service period. The contract term approximates to the life of the specified mining rigs and is estimated to be two years. The estimated life of these mining rigs is reviewed at least at each fiscal year-end and adjusted if the expectation of the realization of economic benefits from the specified mining rigs is different from the previous estimate.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For plans under the accelerator mode, besides the aforementioned fees, the transaction price also includes the additional consideration once the customer’s cost is recovered. The additional consideration, which is variable, is determined as a percentage of a customer’s mining profit derived from the computing power of the specified mining rigs and constrained until the mining pool operator finishes the calculation of the mining reward related to the mining activity in a given day. The Group includes such additional consideration in the transaction price and recognizes revenues when the Group can reasonably calculate the amount and determine it is probable a significant reversal will not occur. For all the periods presented, no revenue was generated from the additional consideration from Cloud Hosting arrangements offered under the accelerator mode.

AI cloud services

The Group offers cloud-based computing, storage, and artificial intelligence services, which allow customers to use hosted software and hardware infrastructure without taking possession of the software or hardware. The Group has a single performance obligation in offering the use of software and hardware as a bundle to the customers as both software and hardware are interdependent in the Group’s service delivery. Revenue is measured based on the transaction price, which represents the amount of consideration the Group expects to be entitled to in exchange for providing services, exclusive of discounts and, where applicable, sales taxes collected on behalf of third parties. Revenue related to subscription-based cloud services is recognized over the subscription contract period. Revenue related to on-demand cloud services based on usage is recognized as usage occurs. The Group accepts both digital asset and fiat currency as payments for these services.

Details of revenues for each category are as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
Net Service Revenues
Self-mining	315,226	96,538
Co-mining	34,002	-
Cloud hash rate	7,425	51
General hosting	8,226	18,960
Membership hosting	26,529	30,868
AI cloud services	17,689	2,691
Others (1)	2,943	2,905

Net Product Revenues
Sale of mining rigs and accessories	4,087	73,554
Others (2)	1,587	143
Total revenues	417,714	225,710

(1)	Other service revenues primarily comprise revenue from the provision of technical and human resources services, repair services for hosted mining rigs, the leasing of property, plant and equipment, and cloud hosting arrangements.

(2)	Other product revenues primarily comprise revenue from the sale of mining rig peripherals and containerized solution products.

The Group presents the revenue recognized on the acceptance of digital assets, which is a non-cash item, as an adjustment to remove the non-cash item for the cash flows from operating activities and the disposals of digital assets received in revenue arrangements are presented as cash flows from investing activities in the consolidated statements of cash flows. The purchases and disposals of digital assets associated with investment are presented as investing activities in the consolidated statements of cash flows.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Contract assets and liabilities

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are assessed for expected credit losses and are reclassified to receivables when the right to the consideration has become unconditional. As of June 30, 2026 and December 31, 2025, the Group did not have any contract assets.

A contract liability is recognized when the customer pays consideration for goods or services before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized. As of June 30, 2026 and December 31, 2025, the Group had contract liabilities, presented as deferred revenue on the consolidated balance sheets, of approximately US$115.2 million and US$127.6 million. Approximately US$16.0 million and US$14.6 million, included in the deferred revenue balance at January 1, 2026 and 2025, respectively, was recognized as revenue during the six months ended June 30, 2026 and 2025.

q.	Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for deferred taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the carrying amounts in the financial statements and the tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income (loss) in the period of change. Deferred tax assets and liabilities are classified as noncurrent in the consolidated balance sheets.

The Group recognizes in its consolidated financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

r.	Financial instruments

Investments

The Group’s investments consist of debt security investments, equity security investments, and equity method investments.

In accordance with ASC 320, Investments – Debt Securities, the Group classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The debt securities that the Group has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit losses related to available-for-sale investments to be recorded through an allowance for credit losses. The Group compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible. The Group has the ability and intent to hold these investments with unrealized losses for a reasonable period of time sufficient for the recovery of their amortized cost bases.

In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Group does not have significant influence, the Group carries the investments at fair value with unrealized gains and losses included in earnings. For investments that do not have readily determinable fair value, the Group has elected to measure its equity security investments at net asset value (or its equivalent), if it qualifies for the NAV practical expedient under ASC 820, or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee (“measurement alternative”). The Group’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive income (loss) equal to the excess of the investment’s cost over its fair value at the balance sheets date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in (a) entities in which the Group can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which the Group holds a three percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC 323, Investments – Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations and comprehensive income (loss). The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in the consolidated statements of operations and comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

Convertible notes

The Group accounts for its convertible senior notes under FASB ASC 470-20, Debt with Conversion and Other Options or FASB ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, depending on the specific terms of the debt agreement. The Group records the convertible senior notes as a long-term liability at face value net of debt issuance costs. If any of the conditions to the convertibility of the convertible senior notes are satisfied, or the convertible senior notes become due within one year, then the Group may be required under applicable accounting standards to reclassify the carrying value of the convertible senior notes as a current, rather than a long-term liability.

Debt issuance costs related to the convertible senior notes were capitalized and recorded as a contra-liability and are presented net against the balance of the convertible senior notes on the Consolidated Balance Sheets. Debt issuance costs consist of underwriting, legal and other direct costs related to the issuance of the convertible senior notes and are amortized to interest expense over the term of the convertible senior notes using the straight-line method which approximated the effective interest method.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

If an embedded derivative is separated from its host contract, the debt host contract is discounted by the initial fair value of the separated embedded derivative and is offset by issuance costs associated with the host contract. The Group accounts for its host contract, whose embedded derivative becomes separated, subsequently at amortized cost, and the discount and issuance costs are amortized to interest expense over the expected term of the host contract using the effective interest method.

Settlements of convertible senior notes are evaluated to determine whether the settlement constitutes a conversion in accordance with the existing terms of the instrument, an induced conversion or an extinguishment. Where notes are converted in accordance with their existing conversion terms, the carrying amount of the notes, net of unamortized debt issuance costs, is reclassified to shareholders’ equity and no gain or loss is recognized. Where the Group changes the conversion privileges of the notes for a limited period of time in order to induce conversion, and the offer preserves the form and amount of the consideration issuable under the conversion terms of the existing instrument, the settlement is accounted for as an induced conversion. For this purpose, the conversion terms of the existing instrument are those in effect as of the date on which the inducement offer is accepted, except that where the conversion terms were changed within the one-year period preceding that date and the change was not accounted for as an extinguishment, the conversion terms that existed one year before that date are used. In an induced conversion no gain or loss is recognized on the notes, and the Group recognizes an inducement expense equal to the fair value of all securities and other consideration transferred in excess of the fair value of the securities and other consideration issuable under the conversion terms of the existing instrument, in each case measured as of the date on which the inducement offer is accepted.

Settlements that do not qualify as a conversion or an induced conversion, including settlements in a form of consideration that is not provided for in the existing conversion terms and exchanges of convertible senior notes for new debt instruments that are determined to be substantially different in accordance with ASC 470-50, Debt—Modifications and Extinguishments, are accounted for as extinguishments. The difference between the fair value of the consideration transferred, including any equity instruments issued measured at fair value, and the net carrying amount of the notes derecognized, including unamortized debt issuance costs, is recognized as a gain or loss on extinguishment. Inducement expense and gains and losses on extinguishment are presented in Other losses, net in the consolidated statements of operations and comprehensive income (loss).

Derivative instruments

Separated embedded derivative from convertible note

The Group evaluates and accounts for derivatives embedded in its convertible instruments in accordance with ASC 815. Accordingly, the Group has assessed if embedded derivatives should be separated from its host contract and accounted for as a derivative instrument based on whether all three ASC 815 criteria are met: (1) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract, (2) the hybrid instrument is not remeasured at fair value under GAAP with changes in fair value reported in earnings as they occur, and (3) a separate instrument with the same terms as the embedded derivative would be a derivative instrument. ASC 815 also provides an exception to this rule when the host instrument is deemed to be a conventional convertible debt instrument as defined in the FASB ASC topic. The Group accounts for its separated embedded derivative as a derivative instrument that is carried at fair value and recognizes any gains or losses in net income.

Power-related contracts

The Group entered into contracts for the purchase and sale of electricity as part of its ordinary course of operations. These contracts meet the definition of a derivative instrument under ASC 815 because they reference an underlying electricity price and a notional volume, require little or no initial net investment, and are capable of net settlement, either by their explicit terms or through a market mechanism.

Certain of these contracts that the Group enters into and continues to hold for the purpose of taking or making physical delivery of electricity in the normal course of its business, and for which it is probable, throughout the contract term, that delivery will occur, are designated as normal purchases or normal sales and are excluded from the scope of ASC 815. Such contracts are accounted for as executory contracts, with the associated cost recognized in cost of revenue as electricity is delivered and consumed.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The normal purchases and normal sales designation is reassessed on an ongoing basis. If a contract that previously qualified for the exception is subsequently used in a manner inconsistent with it, likewise the Group enters into an arrangement to sell forward, or monetize electricity procured under a physical supply contract rather than consume it, which results in a pattern of net cash settlement which leads to the contract no longer meets the criteria for the exception, the contract is then prospectively accounted for as a derivative, measured at fair value, from the date the Group’s use of the contract changed. Once the exception ceases to be met, it is not re-applied to that contract, and the contract continues to be accounted for as a derivative instrument for the remainder of its term.

Contracts that are net settled by design or under their governing master agreement, including contracts referencing a wholesale electricity price index that settle through payment netting rather than physical delivery do not qualify for the normal purchases and normal sales exception at any point during their term and are accounted for as derivatives in their entirety from inception.

The derivative instruments are recognized on the balance sheet at fair value, with the resulting asset or liability classified as current or noncurrent based on the timing of expected settlement or realization. The Group has not designated any of its derivative instruments in a hedge accounting relationship.

Realized gains and losses arising from the settlement of derivative instruments are presented within other expense, net in the consolidated statements of operations and comprehensive income (loss). Unrealized (mark-to-market) gains and losses on outstanding derivative instruments, are presented in fair value change of derivative instruments in the consolidated statements of operations and comprehensive income (loss).

Warrant liability

Warrants issued by the Group that provide for potential adjustments to the exercise price or number of shares in response to, among other events, future equity issuances, result in the Group’s obligation to issue variable number of shares in exchange for a fixed total consideration. These warrants are classified as derivative liabilities under ASC 815 which are measured at fair value at the issuance date and subsequently remeasured at each reporting date, with changes in fair value recognized in net income.

The Group classifies warrants within Level 3 of the fair value hierarchy due to the use of unobservable inputs in the valuation process.

Digital asset-denominated borrowings, receivables and payables

Receivables and payables

Receivables and payables settled in digital assets represent rights and obligations to receive and deliver a fixed quantity of digital assets rather than a fixed amount of cash, and are not within the scope of ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets, which applies to digital assets held. The receivables and payables are accounted for as hybrid instruments, with asset and liability host contracts that contain an embedded derivative based on the changes in the fair value of the underlying digital assets. The host contracts are not accounted for as debt instruments because they are not financial instruments, which are carried at the fair value of the digital assets at point of acquisition. The embedded derivative is accounted for at fair value, determined using the quoted price of the underlying digital assets within the Group's principal market at the time of measurement. The change in fair value of the underlying digital assets, amounted to US$6.5 million gains and US$3.2 million losses for the six months ended June 30, 2026 and 2025, respectively, are recognized in other operating income (expenses) on the consolidated statements of operations and comprehensive income (loss). Receivable settled in digital assets is further adjusted for expected credit losses. See further discussion regarding expected credit loss from receivables settled in digital assets in Note 2(h).

Borrowings

The Group obtains financing from a related party under facilities pursuant to which the amounts advanced and repayable are denominated in a fixed quantity of digital assets. Digital assets received on drawdown are recognized as digital assets at the fair value of the digital assets received on the drawdown date, and a corresponding borrowing from a related party is recognized at the same amount.

Such borrowing contains an embedded derivative feature similar to payables settled in digital assets, which is accounted for at fair value, determined using the quoted price of the underlying digital assets within the Group's principal market at the time of measurement, with changes in fair value recognized in change in fair value of digital assets loan in the consolidated statements of operations and comprehensive income (loss).

Interest on these facilities is payable in digital assets and is recognized in interest expense over the term of the drawdown, measured at the fair value of the digital assets payable on the date the interest is incurred. On settlement, the borrowing and the digital assets delivered in settlement are derecognized, and any difference between the carrying amount of the borrowing and the carrying amount of the digital assets delivered is recognized in change in fair value of digital assets loan.

Drawdowns and repayments under these facilities are settled in digital assets and do not give rise to cash flows. Accordingly, they are excluded from the consolidated statements of cash flows and are disclosed as non-cash investing and financing activities.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

s.	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including investments under the equity method on other-than-temporary basis, investments under the Measurement Alternative, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

t.	Impairment of long-lived assets, other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or an asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the asset or the asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or the asset group and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or the asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or the asset group over its fair value.

u.	Contingencies

The Group records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Group evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Group discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Group does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Group discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

v.	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted earnings (loss) per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method, and dilution impact of convertible senior notes using the if-converted method. Under the if-converted method, the convertible senior notes are assumed to have been converted at the beginning of the period, or at the date of issuance if later, and income (loss) attributable to ordinary shareholders is adjusted to add back the interest expense, the amortization of debt discount and issuance costs and the change in fair value of the separated embedded derivative recognized on those notes, in each case net of tax, with the ordinary shares issuable on conversion included in the weighted average number of ordinary shares. The effect mentioned above is not included in the calculation of the diluted earnings (loss) per share when inclusion of such effect would be anti-dilutive.

w.	Cost of revenue

Cost of revenue consists of direct costs incurred to generate service and product revenues. Cost of services revenue primarily includes direct production costs of mining operations, including electricity expenses incurred for operating the Group’s mining rigs in its revenue-generating activities, depreciation expense from the mining rigs and datacenters hosting those mining rigs and compensation expenses incurred by mining datacenter personnel. Cost of product revenue primarily includes the costs of mining rigs sold to customers.

x.	Selling expenses

Selling expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to sales personnel, (ii) promotional expenses, which primarily represent expenses incurred for online and offline marketing activities and other promotional activities to reach more customers, and (iii) share-based compensation expenses related to sales personnel. Adverting expenses included in selling expenses primarily represent online or offline advertising campaigns to promote the sales of the Group’s products and services, which amounted to US$3.2 million and US$0.9 million for the six months ended June 30, 2026 and 2025, respectively.

y.	Research and development expenses

Research and development expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to research and development personnel, (ii) share-based compensation expenses related to research and development personnel, (iii) one-off incremental development expense, (iv) technical service fee and (v) amortization expenses of intangible assets acquired from the acquisition of FreeChain. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development expenses” as incurred as the costs qualifying for capitalization have been insignificant.

z.	General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs, including salaries, wages and other benefits to general and administrative personnel, (ii) consulting service expenses, (iii) share-based compensation expenses related to general and administrative personnel, (iv) insurance expenditure, and (v) travel expenses and office expenses incurred during daily operation.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

aa.	Related party transactions

A party is considered to be related to the Group if the party, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Group, or has the ability to exercise significant influence over the Group in making financial and operating decisions. Related parties also include the Group’s equity method investees, principal owners, members of key management personnel, and members of their immediate families, as well as entities that are controlled or significantly influenced by, or under common control with, any of the foregoing. Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

bb.	Segment information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information regularly reviewed by the Group’s CODM to evaluate the operating segment results. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

cc.	Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. The new guidance is required to be applied either prospectively or retrospectively. The Group adopted this update with effect from January 1, 2025 on a prospective basis. The adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 19.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments (“ASU 2024-04”). The amendments clarify the requirements for determining whether the settlement of a convertible debt instrument, resulting from a change to its conversion features, should be accounted for as an induced conversion rather than as a debt extinguishment, including a requirement to assess whether the inducement offer preserves the form and amount of consideration issuable upon conversion under the terms that existed one year before the date the inducement offer is accepted. The Group adopted ASU 2024-04 with effect from January 1, 2026 on a prospective basis. As of June 30, 2026, the Group had outstanding convertible notes with an aggregate principal amount of US$1.2 billion that may be subject to the amendments. The adoption did not have a material impact on the Group’s consolidated financial statements for the six months ended June 30, 2026. The effect on future periods will depend on the occurrence, nature and terms of any settlement of the Group’s convertible debt instruments through modified conversion terms. The Group’s accounting policy for settlements of convertible senior notes, including induced conversions, is described in Note 2.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient permitting an entity to assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The Group adopted ASU 2025-05 with effect from January 1, 2026 on a prospective basis and elected to apply the practical expedient in estimating expected credit losses for current accounts receivable and current contract assets. The adoption did not have a material impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 amends ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software, to reflect that software is not always developed in a linear manner, removing all references to development stages and adding new guidance on how to evaluate whether the probable-to-complete threshold has been met. ASU 2025-06 is required to be adopted for fiscal years commencing after December 15, 2027, with early adoption permitted. ASU 2025-06 allows for a prospective, retrospective, or modified transition approach to adoption, based on the status of the project and whether software costs were capitalized before the date of adoption. The Group anticipates using a prospective transition approach and is evaluating the impact of adopting the standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). The amendments clarify when the interim reporting guidance in Topic 270 applies, compile the interim disclosure requirements into a single list within Topic 270, and add a disclosure principle requiring disclosure of events occurring after the most recent annual reporting period that have a material impact on the entity. For public business entities, ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments may be applied either prospectively to interim reporting periods beginning after the date of adoption or retrospectively to any or all prior periods presented. The Group is currently evaluating the impact of adopting ASU 2025-11 on its interim financial statement disclosures.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	CONCENTRATION AND RISKS

Concentration of customers

The following table summarizes net revenues from customers that accounted for 10% or more of the Group’s net revenues for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
Percentage of revenue contributed by
Customer A	*	14.52%
Customer B	51.61%	*
Customer C	10.44%	10.81%

*	Less than 10%

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivables, amounts due from related parties, short-term investments, derivative assets, digital assets and digital assets receivable from a related party. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheets dates.

Cash deposited in the banks

As of June 30, 2026 and December 31, 2025, majority of the Group’s cash and cash equivalents and restricted cash were held at major financial institutions which the management believes are of high credit quality. There has been no recent history of default in relation to these financial institutions.

Accounts receivables

Accounts receivables are typically unsecured and are mainly derived from revenues earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The Group has a receivables management process that facilitates initial and ongoing analysis of customer creditworthiness individually. This analysis comprises payment frequency and timeliness, payment method and payment amount. For customers with relatively short history, the Group limits its exposure to credit risk by collecting deposits from these customers, which will be used to offset against outstanding trade receivables in case of default.

Short-term investments

The Group’s short-term investments comprise an investment in a private fund that invests primarily in debt securities. The Group’s exposure to credit risk in respect of these investments arises principally from the potential default of the issuers of the underlying debt securities held by the fund. The Group manages this exposure by monitoring the credit quality and composition of the fund’s underlying portfolio on an ongoing basis.

Derivative instruments

The Group’s derivative assets arise from power-related contracts that are net settled with energy trading counterparties under industry-standard master agreements. The Group is exposed to credit risk to the extent that a counterparty fails to perform under a contract that is in an asset position, and the maximum exposure to credit risk is the carrying amount of the derivative assets as of the balance sheet dates. The Group manages this exposure by transacting only with counterparties whose creditworthiness it has assessed and which management believes are of high credit quality, by monitoring its net exposure to each counterparty on an ongoing basis, and through the payment netting and credit support provisions of the relevant master agreements. As of June 30, 2026, the Group’s derivative assets were concentrated with a small number of counterparties.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Digital assets held in custody

As of June 30, 2026 and December 31, 2025, substantially all of the Group’s digital assets are stored in wallets held in the custody of Matrix Finance and Technologies Holding Company (“Matrixport Group”, rebranded as the “BIT Group”), a related party. To limit exposure to credit risk relating to digital assets under custody, the Group evaluates the system security design of the custody service provider and regularly reviews the exposure of digital assets held in custody. The Group has further implemented internal controls to ensure the appropriate access to the digital assets under custody. The Group expects that there is no significant credit risk from non-performance by BIT Group.

In addition to digital assets held in custody, as of June 30, 2026 and December 31, 2025, the Group had digital assets receivable from BIT Group, representing digital assets transferred to BIT Group as collateral in connection with drawdowns under the Group’s borrowing facilities, and other amounts due from related parties. These balances represent contractual claims on BIT Group rather than digital assets held on the Group’s behalf, and together with the digital assets held in custody they constitute a significant concentration of credit risk with a single counterparty. The Group monitors its aggregate exposure to BIT Group on an ongoing basis, taking into account BIT Group’s financial position and its history of settling amounts owed to the Group. The digital assets receivable is measured at fair value with changes in fair value recognized in net income and is accordingly not subject to the expected credit loss model; the Group has not recognized any allowance for expected credit losses against the amounts due from related parties as of June 30, 2026 and December 31, 2025.

However, Bitcoin and other blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of the Group’s digital assets and such a loss could have a material adverse effect on the Group’s financial condition and results of operations.

4.	FAIR VALUE MEASUREMENT

As of June 30, 2026 and December 31, 2025, the Group’s financial instruments, except for the related party balances and the ones carried at fair value as disclosed in the table below, are reported in the consolidated balance sheets at amortized cost, which approximate fair value.

The fair value measurement hierarchy for the Group’s assets and liabilities measured and recorded at fair value on a recurring basis is as follows:

	Valuation technique(s)	June 30, 2026
In thousands of USD	and key input	Fair value	Level 1	Level 2	Level 3
Digital assets	Quoted price	34,762	34,762	-	-
Embedded derivative liability - Digital assets - receivables	Quoted price	225	-	225	-
Short-term investments:
Investment H in available-for-sale debt instrument	Liquidation value method	1,996	-	-	1,996
Investment J and L in listed equity instrument	Quoted price	1,832	1,832	-	-
Embedded derivative asset - Digital asset-settled payables	Quoted price	7,841	-	7,841	-
Derivative assets	Discounted cash flows; forward NO3 electricity prices	19,517	-	-	19,517
Derivative liabilities	Discounted cash flows; forward NO3 electricity prices	6,529	-	-	6,529
Embedded derivative liability - Digital assets loan	Quoted price	27,104	-	27,104	-

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Valuation technique(s)	December 31, 2025
In thousands of USD	and key input	Fair value	Level 1	Level 2	Level 3
Digital assets	Quoted price	85,488	85,488	-	-
Embedded derivative liability - Digital assets - receivables	Quoted price	31,039	-	31,039	-
Short-term investments:
Investment H in available-for-sale debt instrument	Recent transaction price	3,000	-	-	3,000
Investment J and L in listed equity instrument	Quoted price	876	876	-	-
Embedded derivative asset - Digital asset-settled payables	Quoted price	498	-	498	-

The Group values its investments that do not have a readily determinable fair value and have attributes of an investment using net asset value as a practical expedient. As such, Investment G in available-for-sale debt instrument with a fair value of US$0.2 million and US$1.1 million as of June 30, 2026 and December 31, 2025, is excluded from the fair value hierarchy. Investment B and Investment I in unlisted equity instruments with fair values of US$0.8 million and US$2.4 million as of June 30, 2026, and US$0.8 million and US$2.4 million as of December 31, 2025, are excluded from the fair value hierarchy.

Investment H, an available-for-sale debt instrument classified within Level 3 of the fair value hierarchy, was measured as of December 31, 2025 by reference to the price of a recent transaction in the instrument. As that transaction was no longer sufficiently recent to be representative of fair value, the Group changed the valuation technique during the six months ended June 30, 2026 and measured the instrument using a liquidation value method under the cost approach. The significant unobservable input is the estimated realizable value of the issuer’s net assets available to noteholders, which reflects information obtained during the period about the issuer’s financial condition. The change in valuation technique reflects new information about the issuer and is applied prospectively.

The derivative assets and derivative liabilities classified within Level 3 of the fair value hierarchy as of June 30, 2026 comprise the Group’s power-related contracts referencing Central Norway (NO3) electricity prices. Refer to Note 14 for a description of these contracts, their classification in the consolidated balance sheets and the significant inputs used in their valuation.

The following table presents the changes in level 3 financial instruments for the six months ended June 30, 2026 and 2025.

In thousands of USD	Unlisted equity instruments and debt instruments	Derivative assets	Derivative liabilities
At January 1, 2026	3,000	-	-
Net fair value changes recognized in net income	-	19,517	6,529
Allowance for credit losses recognized in net income	(1,004)	-	-
At June 30, 2026	1,996	19,517	6,529

At January 1, 2025	3,540	-	295,736
Derecognition of derivative liabilities on conversion	-	-	(122,091)
Net fair value changes recognized in net income	-	-	(165,352)
At June 30, 2025	3,540	-	8,293

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	DIGITAL ASSETS AND DIGITAL ASSETS RECEIVABLES

The following table summarizes digital assets (in thousands of USD, except units):

	At June 30, 2026			At December 31, 2025
In thousands of USD	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
BTC (Bitcoin)	406	33,850	24,455	741	66,926	65,546
ETH (Ethereum)	3,080	7,201	4,962	3,043	7,116	9,038
FIL (Filecoin)	7,447	21	5	7,450	21	10
USDT (Tether)	5,311,566	5,316	5,304	7,501,927	7,492	7,494
Other digital assets(1)	nm	49	36	nm	6,216	3,400
Total		46,437	34,762		87,771	85,488

nm - not meaningful

(1)	Includes various other digital assets, none of which individually represented more than 5% of the fair value of total digital assets.

The following table provides a reconciliation of digital assets:

	Six months ended June 30,
In thousands of USD	2026	2025
Beginning balance	85,488	93,671
Additions(1)	1,262,101	210,127
Dispositions(2)	(1,284,199)	(118,124)
Gains(3)	*	24,411
Losses(3)	(28,628)	(5,013)
Ending balance	34,762	205,072

*	Amount less than US$1,000

(1)	Additions arise mainly from the Group’s ordinary operating activities, particularly digital asset self-mining and receipt of digital assets from customers as payment for mining-related services. Additions are also inclusive of refund of pledged collateral from a related party of US$314.7 million.

(2)	Dispositions arise from sales for fiat currency and the use of digital assets to settle operating obligations. Dispositions are also inclusive of transactions with a related party, comprising digital assets transferred as pledged collateral of US$357.6 million and digital assets of US$6.4 million used to pay the premium on put option transactions. Refer to Note 20.

(3)	The Group measures gains and losses by each asset held. These amounts include cumulative realized losses of US$19.2 million and gains of $0.2 million, and unrealized losses of US$9.4 million and gains of US$19.2 million, during the six months ended June 30, 2026 and 2025, respectively.

Digital assets – receivables

As of June 30, 2026, the Group has pledged approximately 162.4 million USDT (US$162.2 million fair value equivalent) to BIT Group, a related party in connection with borrowings facility drawdowns. The receivable balance carried a fair value of US$162.2 million, consisting principal amount of US$162.4 million and embedded derivative liability of US$0.2 million. Refer to Note 20 for more details.

The details of digital assets – receivables are as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
Beginning balances	135,558	-
Transfer from digital assets	357,600	-
Refund of collateral from a related party	(314,680)	-
Net fair value changes recognized in net income	(16,307)	-
Ending balances	162,171	-

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.	PREPAYMENTS AND OTHER ASSETS

The breakdown of prepayments and other assets is as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Prepayments to suppliers	202,004	667,462
Deposits (1)	65,063	35,650
Deductible input value-added tax	18,616	12,059
Prepayments of income tax	2,459	2,459
Others	7,012	5,342
Total	295,154	722,972

Current	89,892	698,291
Noncurrent	205,262	24,681
	295,154	722,972

(1)	The Group pays deposits to certain electricity service providers.

During the periods ended June 30, 2026 and 2025, the Group did not recognize any allowance for expected credit losses or impairment for prepayments and other assets.

7.	INVENTORIES, NET

As of June 30, 2026 and December 31, 2025, the details of inventories are as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Raw materials	-	118,400
Work-in-progress	-	128,182
Finished goods	-	5,417
Total	-	251,999

During the periods ended June 30, 2026 and 2025, there were US$3.8 million and US$63.2 million inventory recognized as expense and included in cost of revenue, respectively. Approximately US$183.9 and US$146.8 million of inventories during the periods ended June 30, 2026 and 2025, respectively, was transferred to mining rigs. The Group did not record any write-down of inventories during the periods ended June 30, 2026 and 2025. In April 2026, following a change of use from sale to own mining, the Group reclassified inventories with a carrying amount of US$613.0 million to property, plant and equipment, with no gain or loss recognized. Depreciation on these assets will commence once they are ready for their intended use, over their estimated useful life of three years.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8.	SHORT-TERM INVESTMENTS

The following table sets forth a breakdown of the categories of short-term investments held by the Group:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Debt securities:
Available-for-sale	2,196	4,100
Equity securities:
Equity securities with readily determinable fair values	1,832	876

Short-term investments as of June 30, 2026 and December 31, 2025 are shown as below:

	At June 30, 2026
	Cost or	Allowance	Gross	Gross
	amortized	for credit	unrealized	unrealized	Fair
In thousands of USD	cost	losses	gains	losses	value
Short-term investments
Available-for-sale debt investments
Investment G - money market funds	200	-	-	-	200
Investment H - corporate bonds	3,000	(1,004)	-	-	1,996
	3,200	(1,004)	-	-	2,196
Equity securities with readily determinable fair values
Investment J	500	-	1,244	-	1,744
Investment L	1,000	-	-	(912)	88
	1,500	-	1,244	(912)	1,832
Short-term investments	4,700	(1,004)	1,244	(912)	4,028

The allowance for credit losses on Investment H of US$1.0 million was recognized in net income during the six months ended June 30, 2026. No portion of the decline in fair value of Investment H was recognized in other comprehensive income.

	At December 31, 2025
	Cost or	Gross	Gross
	amortized	unrealized	unrealized	Fair
In thousands of USD	cost	gains	losses	value
Short-term investments
Available-for-sale debt investments
Investment G - money market funds	1,100	-	-	1,100
Investment H - corporate bonds	3,000	-	-	3,000
	4,100	-	-	4,100
Equity securities with readily determinable fair values
Investment J	500	63	-	563
Investment L	1,000	-	(687)	313
	1,500	63	(687)	876
Short-term investments	5,600	63	(687)	4,976

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimated fair value of available-for-sale debt investments, classified by the contractual maturity date of the investments.

	At June 30,	At December 31,
In thousands of USD	2026	2025
Due in 1 year	2,196	4,100

As of June 30, 2026 and December 31, 2025, the Group had accrued interest on its available-for-sale debt investments of US$0.5 million and US$0.4 million, respectively, recognized within prepayments and other current assets.

Investment in a fund using the NAV practical expedient

As a practical expedient, the Group uses net asset value (“NAV”) as the fair value for Investment G.

9.	LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Long-term investments
Equity securities:
Equity investments without readily determinable fair value using the measurement alternative	14,229	14,229
Equity method investments	18,501	21,618
Equity investments without readily determinable fair value using the NAV practical expedient	3,234	3,234
	35,964	39,081

Equity investments without readily determinable fair value using the NAV practical expedient

As a practical expedient, the Group uses net asset value (“NAV”) as the fair value for certain equity investments in funds that primarily invest in healthtech, blockchain and other technology companies, which had an aggregate fair value of US$3.2 million as of both June 30, 2026 and December 31, 2025, unfunded commitments of US$4.0 million and US$5.1 million, respectively, and are redeemable as of the reporting date with the prior written consent of the fund.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Equity investments without readily determinable fair value using the measurement alternative

The total carrying value of equity investments without readily determinable fair value using the measurement alternative as of June 30, 2026 and December 31, 2025 were as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Initial cost basis	15,500	15,500
Cumulative impairment charges	(1,271)	(1,271)
Carrying value	14,229	14,229

Impairment charges recognized on equity investments without readily determinable fair value using the measurement alternative were nil and US$0.7 million for the six months ended June 30, 2026 and 2025, respectively, included in Other losses, net in the consolidated statements of operations and comprehensive income (loss). The fair value used in the impairment calculation was determined using a market approach. These measurements are classified within Level 3 of the fair value hierarchy, as they involve significant unobservable inputs, principally the selected valuation multiples and the discount for lack of marketability.

Equity method investments (see Note 20)

Set out below is the Group’s material equity method investment. This disclosure does not represent the Group’s total investments.

Equity Investment in Matrixport Venture Fund I, L.P. (“Matrixport”)

As of June 30, 2026 and December 31, 2025, the Group held approximately 54.1% and 54.1% equity interest in Matrixport, respectively. Accordingly, the investment is viewed as more than minor and the Group accounts for its investment in Matrixport as an equity method investment in accordance with ASC 323. The Group does not have any substantive kick-out or participating rights as a limited partner investor. Thus, the investment is not consolidated by the Group under ASC 810. For the six months ended June 30, 2026 and 2025, the Group recognized its share of loss of US$3.6 million and US$2.5 million, respectively, in respect of its investment in Matrixport. The carrying amount of the investment was US$16.7 million and US$20.3 million as of June 30, 2026 and December 31, 2025, respectively. No impairment loss was recognized in respect of this investment for the six months ended June 30, 2026 and 2025.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10.	PROPERTY, PLANT AND EQUIPMENT, NET

The details of property, plant and equipment, net are as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Construction in progress	729,429	134,172
Buildings	110,859	99,716
Land	12,469	6,620
Machinery	126,230	123,725
Electronic equipment	43,564	31,207
Leasehold improvements and property improvements	234,398	202,552
Containerized solution	37,676	46,174
GPU equipment	49,549	13,656
Mining rigs	1,270,521	827,491
Others	5,891	5,553
Total	2,620,586	1,490,866
Less: accumulated depreciation	(510,809)	(391,131)
Less: accumulated impairment (1)	(11,481)	(13,460)
Net carrying amount	2,098,296	1,086,275

(1)	No impairment loss on property, plant and equipment was recognized for the six months ended June 30, 2026 and 2025.

Construction in progress primarily represents the construction of AI and mining datacenters and includes mining rigs and related equipment transferred from inventories, following a change of use from sale to own mining, that have not yet been placed into service. Refer to Note 7 for details of the inventories reclassified to property, plant and equipment.

Depreciation expenses were US$190.6 million and US$33.4 million for the six months ended June 30, 2026 and 2025, respectively.

For the six months ended June 30, 2026 and 2025, additions to construction in progress included capitalized interest of US$2.7 million and US$3.8 million, respectively, arising from borrowings comprising convertible senior notes and borrowings from a related party.

As of June 30, 2026, the Group has provided certain mining rigs as collateral in connection with certain loan arrangements with BIT Group. The carrying amount of the mining rigs provided as collateral amounted to approximately US$834.6 million. Refer to Note 20 for details of the loan arrangements.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	At June 30, 2026
In thousands of USD	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying value
Rights to electrical capacity	51,710	(70)	-	51,640
Technologies	63,633	(38,854)	-	24,779
Patents, trademarks, royalties and other rights	10,735	(5,182)	-	5,553
Software	1,742	(800)	-	942
Total	127,820	(44,906)	-	82,914

	At December 31, 2025
In thousands of USD	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying value
Rights to electrical capacity	51,710	-	-	51,710
Technologies	63,633	(28,281)	-	35,352
Patents, trademarks, royalties and other rights	9,168	(3,765)	-	5,403
Software	1,686	(719)	-	967
Total	126,197	(32,765)	-	93,432

Amortization expenses for intangible assets were US$12.0 million and US$11.6 million for the six months ended June 30, 2026 and 2025 respectively. No impairment loss was recorded for the six months ended June 30, 2026 and 2025.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years as of June 30, 2026 is as follow:

At June 30,
In thousands of USD	2026
Second half of 2026	12,313
2027	17,405
2028	1,611
2029	279
2030	10
Thereafter	11

12.	LEASES

As a lessee

The Group occupies most of its office premises and certain AI and mining datacenters under lease arrangements, which generally have an initial lease term between two to thirty years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless the Group is reasonably certain to exercise the extension option. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Lease cost recognized in net income is summarized as follows:

	Periods ended June 30,
In thousands of USD	2026	2025
Operating lease cost	9,496	8,153
Expenses relating to variable payment leases	-	76
Expenses relating to short-term leases	893	111
Total	10,389	8,340

Other information about lease amounts recognized in the consolidated financial statements is as follows:

	At June 30,	At December 31,
	2026	2025
Weighted-average remaining lease term – operating leases	8.1 years	8.2 years
Weighted-average discount rate – operating leases	4.9%	4.8%

Supplemental information related to the Group’s leases were as follows:

	Periods ended June 30,
In thousands of USD	2026	2025
Cash paid for operating leases	7,869	5,852

Future lease payments under operating leases as of June 30, 2026 were as follows:

At June 30,
In thousands of USD	2026
Second half of 2026	8,832
2027	18,611
2028	18,385
2029	18,103
2030	17,040
Thereafter	52,050
Total undiscounted cash flows	133,021
Less: imputed interest	(22,425)
Present value of operating lease liabilities	110,596
Less: current obligation	(13,065)
Long-term obligation at June 30, 2026	97,531

As a lessor

The Group leases the buildings and related facilities (classified as property, plant and equipment) that it constructs on leased land to its customers under operating leases for terms ranging from one to twelve years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the leased assets at the expiry of the lease term.

The lease income relating to lease payments were as follows:

	Periods ended June 30,
In thousands of USD	2026	2025
Lease income	2,225	1,848

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The maturity analysis of lease payments receivable under operating leases of the buildings and related facilities was as follows:

In thousands of USD	At June 30, 2026
Second half of 2026	2,188
2027	4,329
2028	4,275
2029	4,207
2030	2,941
2031	2,250
2032	764
Total undiscounted cash flows	20,954

13.	BORROWINGS

Borrowings consist of the following:

In thousands of USD	At June 30, 2026	At December 31, 2025
Short-term borrowings
Bank loans (e)	26,000	26,000

Current portion of long-term borrowings
Bank loans	99	13

Long-term borrowings
November 2024 convertible senior notes (a)	63,439	194,572
June 2025 convertible senior notes (b)	364,912	364,045
November 2025 convertible senior notes (c)	389,023	388,098
February 2026 convertible senior notes (d)	364,109	-
Bank loans	971	468
Total long-term borrowings	1,182,454	947,183

Instruments settled during the year ended December 31, 2025

Promissory note

The Group issued a US$30.0 million promissory note on July 23, 2021. The promissory note is non-secured, bears an annual interest rate of 8%, matures on July 23, 2023 and provides the holder an option to convert all or any portion of the note into the ordinary shares of Bitdeer at US$0.0632 per share at any time from the issuance of the note to the second anniversary of the date of issuance. During the year ended December 31, 2023, the Group repaid US$7.0 million in principal and amended the promissory note to extend the maturity of the promissory note to July 21, 2025. In addition, to reflect the reverse recapitalization completed in April 2023, the shares of the promissory note is convertible into was changed from the ordinary shares of Bitdeer to the Class A ordinary shares of the Group, and the per-share conversion price was adjusted to US$7.3660 from US$0.0632. During the year ended December 31, 2024, the holder of promissory note converted principal amount of US$8.0 million for 1,086,070 Class A ordinary shares. Upon maturity in July 2025, the holder converted the remaining principal amount of US$15.0 million into 2,036,383 Class A ordinary shares, resulting in the full settlement of the promissory note.

No amount was outstanding as of June 30, 2026 and December 31, 2025. For the six months ended June 30, 2025, the effective interest rate is at 8.11% with interest expense on coupon interest amounting to US$0.6 million. No interest expense was recognized for the six months ended June 30, 2026.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

August 2024 convertible senior notes

In August 2024, the Group issued US$172.5 million in aggregate principal amount of 8.5% Convertible Senior Notes due 2029 (the “August 2024 convertible senior notes”). The August 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The August 2024 convertible senior notes accrued interest at a rate of 8.5% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2025, and were scheduled to mature on August 15, 2029, unless earlier repurchased, redeemed or converted. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, holders were able to convert their notes at their option, and the Group was able to settle the conversion using shares, cash or a combination thereof at its own discretion. The conversion rate was initially 117.0207 Class A ordinary shares per US$1,000 principal amount, and the number of Class A ordinary shares issuable upon conversion was subject to customary adjustments upon the occurrence of certain events, such as the interest make-whole conversion rate adjustment, or conversion upon a make-whole fundamental change, as defined in the agreement of the August 2024 convertible senior notes.

Under the interest make-whole conversion rate adjustment, holders were able to convert at any time during the period from, and including, the date that is six months after the last date of original issuance of the notes until the close of business on the business day immediately preceding August 1, 2027 (other than a conversion in connection with a make-whole fundamental change, a cleanup redemption or a tax redemption). During that period, the Group would increase the conversion rate per US$1,000 principal amount of notes to be converted by a number of additional Class A ordinary shares.

The Group was able to call the August 2024 convertible senior notes for redemption based on the terms and conditions specified in the agreement at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement, holders were able to require the Group to repurchase their notes at a cash repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded in the August 2024 convertible senior notes met the criteria to be separated from the host contract and were recognized separately at fair value. The total proceeds received were first allocated to the fair value of the derivative liability, and the remaining proceeds were allocated to the host. The host was subsequently measured at amortized cost, and the derivative liability was measured at fair value, with changes in fair value recorded in the consolidated statements of operations and comprehensive income (loss). Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the August 2024 convertible senior notes. The August 2024 convertible senior notes were fully settled during the year ended December 31, 2025 and no amount was outstanding as of June 30, 2026 and December 31, 2025.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2025, there were 3 types of settlements of the August 2024 convertible senior notes:

-	During the six months ended June 30, 2025, the holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$14.4 million have converted their notes, in accordance with the terms specified in the August 2024 convertible senior notes, into 1,968,760 of the Group’s Class A ordinary shares, with no cash consideration.

-	During the six months ended June 30, 2025, the holders of the August 2024 convertible senior notes with aggregate principal amount of approximately US$75.7 million have exchanged their notes into 8,093,427 of the Group’s Class A ordinary shares and cash consideration of US$36.1 million, which included accrued interest. The exchange of notes was accounted as an extinguishment of the August 2024 convertible senior notes and resulted in a loss on extinguishment of convertible notes of US$16.2 million, included in Other losses, net in the consolidated statements of operations and comprehensive income (loss).

-	In September 2025, the Group redeemed the remaining outstanding US$7.7 million aggregate principal amount of its August 2024 convertible senior notes at a conversion rate of 127.9743 Class A ordinary shares per US$1,000 principal amount, adjusted pursuant to the agreement for a total of 985,400 Class A ordinary shares.

The following provides a summary of the interest expense arising from August 2024 convertible senior notes.

	Six months ended June 30,
In thousands of USD	2026	2025
Coupon interest	-	3,841
Amortization of debt discount and issuance costs	-	2,627
Total (1)	-	6,468

(1)	A portion of the interest expense is capitalized into property, plant and equipment.

(a)	November 2024 convertible senior notes

In November 2024, the Group issued US$400.0 million in aggregate principal amount of 5.25% Convertible Senior Notes due 2029 (the “November 2024 convertible senior notes”). The November 2024 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including the August 2024 convertible senior note, and effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries. In connection with the issuance of the November 2024 convertible senior notes, the Group entered into a zero-strike call option transaction (“Zero-Strike Call Option”) with Barclays Bank PLC (“Barclays”) to purchase an option to call for 14,298,480 Class A ordinary shares of the Group for approximately US$160.0 million in November 2024. The Zero-Strike Call Option expires on the 41st non-disrupted day following December 1, 2029, or earlier if Barclays requests early settlement. The settlement method of the Zero-Strike Call Option is physical settlement. The Group will receive the fixed number of Class A ordinary shares determined at the commencement date of the transaction upon expiration or for the portion thereof being settled early, provided that the Zero-Strike Call Option is exercised. The economic substance of the Zero-Strike Call Option is the same as a traditional forward repurchase contract. Because the Zero-Strike Call Option requires physical settlement, it is classified as a reduction from equity and included in additional paid-in capital without any subsequent remeasurement. If Zero-Strike Call Option is not yet exercised before expiration, the initial premium paid, which is recorded as a reduction from equity, will remain in equity.

The November 2024 convertible senior notes accrue interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025. The November 2024 convertible senior notes will mature on December 1, 2029, unless earlier repurchased, redeemed or converted. Holders may convert their November 2024 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the November 2024 convertible senior notes, or any time after September 1, 2029, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.7126 Class A ordinary shares per US$1,000 principal amount of November 2024 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the November 2024 convertible senior notes.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On December 6, 2027 (the “specified repurchase date”), the holders of the November 2024 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the November 2024 convertible senior notes based on the terms and conditions specified in the agreement of the November 2024 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the November 2024 convertible senior notes, holders may require the Group to repurchase their November 2024 convertible senior notes at a cash repurchase price equal to the principal amount of the November 2024 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the November 2024 convertible senior notes do not meet the criteria to be separated from the host contract. The conversion feature is eligible for an exception from derivative accounting because it is indexed to the Group’s own stock. Additionally, the equity classification requirements under ASC 815-40-25 are met. Therefore, the conversion feature should not be bifurcated. The convertible note is measured at amortized cost and is classified as noncurrent liabilities as of June 30, 2026 and December 31, 2025.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the November 2024 convertible senior notes.

In November 2025, the Group repurchased an outstanding US$200.0 million aggregate principal amount of its November 2024 convertible senior notes by way of cash consideration of US$119.3 million and 10,661,140 Class A ordinary shares through the registered direct offering.

During the six months ended June 30, 2026, the Group repurchased US$135.0 million aggregate principal amount of its November 2024 convertible senior notes for cash consideration of US$94.5 million in privately negotiated transactions, funded from the proceeds of the February 2026 convertible senior notes offering and a concurrent registered direct offering of 5,503,030 Class A ordinary shares at US$7.94 per share. The transaction was accounted for as an extinguishment of the November 2024 convertible senior notes, resulting in a loss on extinguishment of convertible notes of US$5.4 million, included in Other losses, net in the consolidated statements of operations and comprehensive income (loss). The carrying value of the notes extinguished was US$131.5 million.

The following table reconciles the carrying value of the November 2024 convertible senior notes for the six months ended June 30, 2026:

In thousands of USD
Balance at January 1, 2026	194,572
Amortized debt discount	338
Debt extinguishment	(131,471)
Balance at June 30, 2026	63,439

The estimated fair value of the convertible debt instrument was US$80.1 million and US$200.6 million, respectively, as of June 30, 2026 and December 31, 2025. The following provides a summary of the interest expense arising from November 2024 convertible senior notes.

	Six months ended June 30,
In thousands of USD	2026	2025
Coupon interest	2,848	10,500
Amortization of debt discount and issuance costs	338	971
Total (1)	3,186	11,471

(1)	A portion of the interest expense is capitalized into property, plant and equipment.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(b)	June 2025 convertible senior notes

In June 2025, the Group issued US$375.0 million in aggregate principal amount of 4.875% Convertible Senior Notes due 2031 (the “June 2025 convertible senior notes”). The June 2025 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries. In connection with the issuance of the June 2025 convertible senior notes, the Group entered into a Zero-Strike Call Option with Barclays to purchase an option to call for 10,205,300 Class A ordinary shares of the Group for approximately US$129.6 million in June 2025. The Zero-Strike Call Option expires on the 41st non-disrupted day following July 1, 2031, or earlier if Barclays requests early settlement. The settlement method of the Zero-Strike Call Option is physical settlement. The Group will receive the fixed number of Class A ordinary shares determined at the commencement date of the transaction upon expiration or for the portion thereof being settled early, provided that the Zero-Strike Call Option is exercised. The economic substance of the Zero-Strike Call Option is the same as a traditional forward repurchase contract. Because the Zero-Strike Call Option requires physical settlement, it is classified as a reduction from equity and included in additional paid-in capital without any subsequent remeasurement. If Zero-Strike Call Option is not yet exercised before expiration, the initial premium paid, which is recorded as a reduction from equity, will remain in equity.

The June 2025 convertible senior notes accrue interest at a rate of 4.875% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2026. The June 2025 convertible senior notes will mature on July 1, 2031, unless earlier repurchased, redeemed or converted. Holders may convert their June 2025 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the June 2025 convertible senior notes, or any time after April 1, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 62.9921 Class A ordinary shares per US$1,000 principal amount of June 2025 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the June 2025 convertible senior notes.

On July 6, 2029 (the “specified repurchase date”), the holders of the June 2025 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the June 2025 convertible senior notes based on the terms and conditions specified in the agreement of the June 2025 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the June 2025 convertible senior notes, holders may require the Group to repurchase their June 2025 convertible senior notes at a cash repurchase price equal to the principal amount of the June 2025 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the June 2025 convertible senior notes do not meet the criteria to be separated from the host contract. The conversion feature is eligible for an exception from derivative accounting because it is indexed to the Group’s own stock. Additionally, the equity classification requirements under ASC 815-40-25 are met. Therefore, the conversion feature should not be bifurcated. The convertible note is measured at amortized cost and is classified as noncurrent liabilities as of June 30, 2026.

Unamortized debt discount and transaction costs were reported as a direct deduction from the face amount of the June 2025 convertible senior notes.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the carrying value of the June 2025 convertible senior notes for the six months ended June 30, 2026:

In thousands of USD
Balance at January 1, 2026	364,045
Amortized debt discount	867
Balance at June 30, 2026	364,912

The estimated fair value of the convertible debt instrument was US$455.5 million and US$362.3 million, respectively, as of June 30, 2026 and December 31, 2025. The following provides a summary of the interest expense arising from June 2025 convertible senior notes.

	Six months ended June 30,
In thousands of USD	2026	2025
Coupon interest	9,141	406
Amortization of debt discount and issuance costs	867	19
Total (1)	10,008	425

(1)	A portion of the interest expense is capitalized into property, plant and equipment.

(c)	November 2025 convertible senior notes

In November 2025, the Group issued US$400.0 million in aggregate principal amount of 4.00% Convertible Senior Notes due 2031 (the “November 2025 convertible senior notes”). The November 2025 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

The November 2025 convertible senior notes accrue interest at a rate of 4.00% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2026. The November 2025 convertible senior notes will mature on November 15, 2031, unless earlier repurchased, redeemed or converted. Holders may convert their November 2025 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the November 2025 convertible senior notes, or any time after August 15, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 56.2635 Class A ordinary shares per US$1,000 principal amount of November 2025 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the November 2025 convertible senior notes.

On November 20, 2029 (the “specified repurchase date”), the holders of the November 2025 convertible senior notes may require the Group to repurchase all or a portion of their notes for cash, in principal amounts of US$1,000 or any integral multiple thereof. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest up to, but excluding, the specified repurchase date.

The Group is able to call for redemption of the November 2025 convertible senior notes based on the terms and conditions specified in the agreement of the November 2025 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the November 2025 convertible senior notes, holders may require the Group to repurchase their November 2025 convertible senior notes at a cash repurchase price equal to the principal amount of the November 2025 convertible senior notes to be repurchased, plus accrued and unpaid interest.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The conversion features embedded to the November 2025 convertible senior notes do not meet the criteria to be separated from the host contract. The conversion feature is eligible for an exception from derivative accounting because it is indexed to the Group’s own stock. Additionally, the equity classification requirements under ASC 815-40-25 are met. Therefore, the conversion feature should not be bifurcated. The convertible note is measured at amortized cost and is classified as noncurrent liabilities as of June 30, 2026 and December 31, 2025.

In connection with the issuance of the November 2025 convertible senior notes, the Group entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions are expected generally to reduce the potential dilution to the Group’s shareholders upon conversion of the November 2025 convertible senior notes and/or offset any cash payments the Group may be required to make in excess of the principal amount of converted November 2025 convertible senior notes, as applicable, with such reduction and/or offset subject to a cap price.

The capped call transactions are separate transactions entered into by the Group and are not part of the terms of the November 2025 convertible senior notes. Holders of the November 2025 convertible senior notes do not have any rights with respect to the capped call transactions. The Group evaluated the capped call transactions under ASC 815, including the guidance on contracts indexed to, and potentially settled in, the Group’s own equity. The Group determined that the capped call transactions are indexed to the Group’s own shares and meet the criteria for classification in shareholders’ equity. Accordingly, the capped call transactions are not accounted for as derivative instruments. The premium paid of US$35.4 million for the capped call transactions was recorded as a reduction of additional paid-in capital within shareholders’ equity and will not be subsequently remeasured, provided the capped call transactions continue to meet the requirements for equity classification.

The following table reconciles the carrying value of the November 2025 convertible senior notes for the six months ended June 30, 2026:

In thousands of USD
Balance at January 1, 2026	388,098
Amortized debt discount	925
Balance at June 30, 2026	389,023

The estimated fair value of the convertible debt instrument was US$439.2 million and US$346.4 million, respectively, as of June 30, 2026 and December 31, 2025. The following provides a summary of the interest expense arising from November 2025 convertible senior notes.

	Six months ended June 30,
In thousands of USD	2026	2025
Coupon interest	8,000	-
Amortization of debt discount and issuance costs	925	-
Total (1)	8,925	-

(1)	A portion of the interest expense is capitalized into property, plant and equipment.

(d)	February 2026 convertible senior notes

In February 2026, the Group issued US$375.0 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2032 (the “February 2026 convertible senior notes”). The February 2026 convertible senior notes are senior and unsecured obligations of the Group. The notes rank senior in right of payment to all of the Group’s indebtedness that is expressly subordinated in right of payment to the notes, equal in right of payment with all of the Group’s liabilities that are not so subordinated, including other convertible senior notes issued by the Group from time to time, effectively junior to any of the Group’s secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally junior to all indebtedness and other liabilities, including trade payables, of the Group’s subsidiaries.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The February 2026 convertible senior notes accrue interest at a rate of 5.00% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026. The February 2026 convertible senior notes will mature on March 1, 2032, unless earlier repurchased, redeemed or converted. Holders may convert their February 2026 convertible senior notes at their option upon satisfaction of certain conditions as defined in the conversion privilege section of the agreement of the February 2026 convertible senior notes, or any time after December 1, 2031, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The Group is able to settle the conversion using shares, cash or a combination at its own discretion. The initial conversion rate is 100.7557 Class A ordinary shares per US$1,000 principal amount of February 2026 convertible senior notes, and the number of Class A ordinary shares issuable upon conversion is subject to customary adjustments upon the occurrence of certain events, such as the conversion upon a make-whole fundamental change, as defined in the agreement of the February 2026 convertible senior notes.

The Group is able to call for redemption of the February 2026 convertible senior notes based on the terms and conditions specified in the agreement of the February 2026 convertible senior notes at a redemption price equal to the principal amount of the notes to be redeemed, plus any accrued and unpaid interest. In addition, upon the occurrence of a fundamental change, as defined in the agreement of the February 2026 convertible senior notes, holders may require the Group to repurchase their February 2026 convertible senior notes at a cash repurchase price equal to the principal amount of the February 2026 convertible senior notes to be repurchased, plus accrued and unpaid interest.

The conversion features embedded to the February 2026 convertible senior notes do not meet the criteria to be separated from the host contract. The conversion feature is eligible for an exception from derivative accounting because it is indexed to the Group’s own stock. Additionally, the equity classification requirements under ASC 815-40-25 are met. Therefore, the conversion feature should not be bifurcated. The convertible note is measured at amortized cost and is classified as noncurrent liabilities as of June 30, 2026.

In connection with the issuance of the February 2026 convertible senior notes, the Group entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions are expected generally to reduce the potential dilution to the Group’s shareholders upon conversion of the February 2026 convertible senior notes and/or offset any cash payments the Group may be required to make in excess of the principal amount of converted February 2026 convertible senior notes, as applicable, with such reduction and/or offset subject to a cap price.

The capped call transactions are separate transactions entered into by the Group and are not part of the terms of the February 2026 convertible senior notes. Holders of the February 2026 convertible senior notes do not have any rights with respect to the capped call transactions. The Group evaluated the capped call transactions under ASC 815, including the guidance on contracts indexed to, and potentially settled in, the Group’s own equity. The Group determined that the capped call transactions are indexed to the Group’s own shares and meet the criteria for classification in shareholders’ equity. Accordingly, the capped call transactions are not accounted for as derivative instruments. The premium paid of US$33.7 million for the capped call transactions was recorded as a reduction of additional paid-in capital within shareholders’ equity and will not be subsequently remeasured, provided the capped call transactions continue to meet the requirements for equity classification.

The following table reconciles the carrying value of the February 2026 convertible senior notes for the six months ended June 30, 2026:

In thousands of USD
Proceeds from issuance of convertible notes	375,000
Less: transaction costs	(11,275)
Amortized debt discount	384
Balance at June 30, 2026	364,109

The following provides a summary of the interest expense arising from February 2026 convertible senior notes.

Six months ended June 30,
In thousands of USD	2026
Coupon interest	6,510
Amortization of debt discount and issuance costs	384
Total (1)	6,894

(1)	A portion of the interest expense is capitalized into property, plant and equipment.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Maturities on long-term borrowings are as follows:

At June 30,
In thousands of USD	2026
2026	13
2027	14
2028	29
2029	65,031
2030 and later	1,150,971
Total	1,216,058

(e)	Short-term bank loans

In September 2025, the Group entered into a banking facility arrangement with a Singapore financial institution for an aggregate loan principal amount of US$26.0 million. Drawdowns under the facility are used to finance the Group’s payment obligations to suppliers and are unsecured. As of June 30, 2026 and December 31, 2025, the facility was fully drawn and the outstanding balance of US$26.0 million was presented within current borrowings. The loan bears interest at 10.31% per annum and matured in July 2026. Interest expense amounted to US$1.3 million and US$0.5 million for the six months ended June 30, 2026 and 2025, respectively. Refer to Note 24 for the repayment of the facility and the subsequent drawdowns in July 2026.

14.	DERIVATIVE INSTRUMENTS

Tether warrants

In May 2025, the derivative liability related to the Tether Warrant was extinguished upon exercise, with the exercise price adjusted to US$9.64 per share as a result of the repricing adjustments by issuance of 5,186,627 Class A ordinary shares to Tether. The carrying amount of approximately US$24.2 million included in the liabilities was derecognized. For the six months ended June 30, 2025, the Group recognized a gain on changes in fair value of derivative instruments of US$42.6 million in respect of the Tether Warrant. No Tether Warrant derivative liability was outstanding as of June 30, 2026 or December 31, 2025.

Embedded derivative for August 2024 convertible senior notes

In connection with the issuance of the August 2024 convertible senior notes, the Group recognized a derivative liability related to the embedded conversion feature, which was measured at fair value using a binomial model with the assistance of an independent valuation specialist. The derivative liability was extinguished in full on settlement of those notes during the year ended December 31, 2025, as described in Note 13.

 For the six months ended June 30, 2025, the Group recognized a gain on changes in fair value of derivative instruments of approximately US$122.7 million in respect of the embedded derivative of the August 2024 convertible senior notes. No related derivative liability was outstanding as of June 30, 2026 or December 31, 2025.

Power-related contracts

The Group entered into contracts for the purchase and sale of electricity as part of its ordinary course of operations. Power purchase contracts that are not designated as normal purchases or normal sales are accounted for as derivative instruments under ASC 815 and remeasured at fair value at each reporting date, and are classified within Level 3 of the fair value hierarchy, measured using a discounted cash flow model.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026, the Group’s classification of the derivative balances in the balance sheet are as follows:

	Current asset	Noncurrent asset	Current liabilities	Noncurrent liabilities	Net
Physical electricity supply agreements	7,742	-	-	-	7,742
Financial power contracts	9,269	2,506	(6,529)	-	5,246
Total	17,011	2,506	(6,529)	-	12,988

For the six months ended June 30, 2026, the Group recognized gain on change in fair value of derivative instruments of approximately US$13.0 million.

The following table provides the inputs used in the model for determining the value of the derivatives from power-related contracts:

	At June 30,	At December 31,
	2026	2025
Forward NO3 electricity price (EUR/MWh)	22.29 – 84.39	-
Discount rate (%)	9.13%	-

15.	ACCOUNTS PAYABLES

Accounts payables consist of the following:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Electricity payables	76,165	50,155
Production and supply chain payables	53,244	34,027
Construction and infrastructure-related payables	35,143	23,342
Logistics and import duties payables	12,167	12,165
Others	544	129
Total	177,263	119,818

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

16.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Deposits from customers(1)	18,081	25,571
Accrued operating expenses	11,629	10,242
Payables for surtaxes	6,213	8,357
Interest payable	9,886	3,682
Payable to the former owners in Norway Acquisition(2)	2,195	2,168
Payables for staff-related costs	4,595	3,484
Asset retirement obligation	3,499	2,650
Others	1,882	1,223
Total	57,980	57,377

Current	54,181	54,964
Noncurrent	3,799	2,413
	57,980	57,377

(1)	Consists of digital asset-settled balances of US$17.4 million (consisting principal amount of US$25.2 million and embedded derivative asset of US$7.8 million) and US$24.7 million (consisting principal amount of US$25.2 million and embedded derivative asset of US$0.5 million) as of June 30, 2026 and December 31, 2025, respectively.

(2)	Represents the balance due to the former owners of the Norwegian datacenter business acquired by the Group in April 2024 (the “Norway Acquisition”), being a normal annual dividend authorized prior to the acquisition. It is thus accounted for as part of the liabilities assumed from the business combination, and listed in other payables.

17.	SHARE-BASED COMPENSATION

In March 2023, the board of directors of BTG approved the 2023 Share Incentive Plan (the “2023 Plan”), which became effective in April 2023. Under the 2023 Plan, the Group is able to issue up to an aggregate of 21,877,912 Class A ordinary shares to the designated recipients. BTG granted a total of 915,362 options and nil restricted share units in two batches in January and April 2025 for the periods ended June 30, 2025, and a total of 703,400 options and 255,000 restricted share units in two batches in January and April 2026 for the periods ended June 30, 2026 to the designated recipients under the 2023 Plan. Each share award grants an option for the recipient to purchase one share of the Group’s ordinary shares at exercise prices ranging from US$9.34 to US$11.21 and US$0.01 to US$21.67 per share for the six months ended June 30, 2026 and 2025, respectively. The majority of the share awards vest from two to seven years and certain share awards vest immediately upon issuance. The recipient shall continue to provide services to the Group by each vesting date. All share awards granted expire on the tenth anniversary from the date of grant.

The share awards issued in September 2024 under 2023 Plan include 830,000 share awards, which are replacement awards, to exchange for the acquiree’s awards in connection with the Group’s acquisition of FreeChain in September 2024 (the “FreeChain Acquisition”). In addition, the Group also issued 6,400,000 Class A ordinary shares, including 128,000 holdback shares, to certain shareholders of FreeChain. These shares are subject to a vesting period ranging from five to seven years, during which the recipients must continue to provide services to the Group through each vesting date. The fair value attributable to the pre-acquisition vesting service was included in the consideration transferred while the fair value attributable to the post-acquisition vesting service is recognized as share-based compensation expenses over the remaining service period. The fair value was determined based on the number of shares transferred and the closing price on the date of issuance.

In June 2023, the board of directors of BTG approved the 2023 Performance Share Plan (the “2023 Performance Plan”), which was effective in October 2023. Under the 2023 Performance Plan, the Group is able to issue up to an aggregate of 1,112,886 Class A ordinary shares to the designated recipients. The number of Class A ordinary shares available for issuance under the 2023 Performance Plan could be subsequently adjusted to be no more than 11,128,861 based on the Group’s market capitalization as set forth in the 2023 Performance Plan. The Group did not issue any award under the 2023 Performance Plan for the periods ended June 30, 2026 and 2025.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the summary of share options activity.

	Periods ended June 30, 2026
	Number of options (’000)	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As at January 1, 2026	14,305	5.57	7.37	86,748
Granted	703	9.99
Exercised(1)	(616)	4.06
Forfeited	(363)	7.58
As at June 30, 2026	14,029	5.80	7.23	144,073
Vested and exercisable at June 30, 2026	8,248	4.15

	Periods ended June 30, 2025
	Number of options (’000)	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$’000)
As at January 1, 2025	13,866	4.36	7.87	240,019
Granted	915	14.93
Exercised(1)	(536)	3.11
Forfeited	(79)	5.27
As at June 30, 2025	14,166	5.09	7.58	95,000
Vested and exercisable at June 30, 2025	7,139	3.74

(1)	The total proceeds received from the exercised shares under the 2023 Plan during the six months ended June 30, 2026 and 2025 was approximately US$2.5 million and US$1.7 million, respectively.

The following table illustrates a summary of restricted share units activity.

	Six months ended June 30, 2026
	Number of restricted share units (’000)	Weighted- Average Grant Date Fair Value Per Share (US$)
As at January 1, 2026	-	-
Granted	255	10.29
Vested	-	-
Forfeited	-	-
As at June 30, 2026	255	10.29

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and December 31, 2025, there was US$45.0 million and US$75.2 million, respectively, of total unrecognized compensation cost related to nonvested share options, restricted share units and share awards. The unrecognized compensation cost as of June 30, 2026 is expected to be recognized over a weighted average remaining vesting period of approximately 2.90 years.

The expense recognized for share awards during the six months ended June 30, 2026 and 2025 was approximately US$13.5 million and US$20.6 million, respectively. The breakdown is as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
Cost of revenue	1,154	1,335
Selling expenses	236	596
General and administrative expenses	4,162	5,956
Research and development expenses	7,975	12,687
Total	13,527	20,574

The fair value of the share awards is estimated at the grant date using the binomial model with the assistance of an independent valuation specialist. The following table provides the inputs range to the model used for determining the value of the grant for the six months ended June 30, 2026 and 2025:

	Periods ended June 30,
In thousands of USD	2026	2025
Dividend yield (%)	-	-
Expected volatility (%)	118% - 119%	117% - 119%
Risk-free interest rate (%)	4.19% - 4.33%	4.17% - 4.58%
Exercise multiple	2.20	2.20 – 2.80

18.	ORDINARY SHARES AND TREASURY SHARES

Ordinary shares

In March 2024, the Group entered into an At Market Issuance Sales Agreement (the “2024 At Market Issuance Sales Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (the “Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the six months ended June 30, 2026 and 2025, the Group newly issued nil and 6,076,388 Class A ordinary shares with net proceeds, after transaction costs, of approximately nil and US$118.5 million, respectively.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In May 2024, the Group issued 18,587,360 Class A ordinary shares in connection with the private placement with Tether. The residual net transaction amount of US$87.4 million was recognized as an equity component. In May 2025, the Group issued 5,186,627 Class A ordinary shares in connection with the exercise of Tether Warrant for a total consideration of US$50.0 million. See Note 14.

In July and November 2024 and upon maturity in July 2025, the holder of the promissory note converted US$8.0 million and the remaining principal amount of US$15.0 million into 1,086,070 and 2,036,383 Class A ordinary shares, respectively, at a conversion price of US$7.3660 per share. Also see Note 13.

In September and December 2024, the Group issued 18,786,600 and 383,400 Class A ordinary shares, respectively. Of these, 12,514,600 and 255,400 shares, respectively, were included as part of the purchase consideration to the shareholders of FreeChain in connection with the FreeChain Acquisition, with a fair value of US$74.9 million.

In January 2025, the Group entered into an At Market Issuance Sales Agreement (the “2025 At Market Issuance Sales Agreement”) with Barclays Capital Inc., Cantor Fitzgerald & Co., A.G.P./Alliance Global Partners, The Benchmark Company, LLC, B. Riley Securities, Inc., BTIG, LLC, Keefe, Bruyette & Woods, Inc., Needham & Company, LLC, Northland Securities, Inc., Rosenblatt Securities Inc., Roth Capital Partners, LLC, and StockBlock Securities LLC (the “2025 Sales Agents”). Pursuant to the sales agreement, the Group has the right to sell to the 2025 Sales Agents from time to time of its Class A ordinary shares with a par value US$0.0000001 per share. During the six months ended June 30, 2026 and 2025, the Group newly issued 30,428,561 and nil Class A ordinary shares with net proceeds, after transaction costs, of approximately US$484.5 million and nil, respectively.

In March 2025, 4,000,000 Class V ordinary shares were converted into an equal number of Class A ordinary shares. This transfer did not change the total number of shares issued and outstanding.

During the six months ended June 30, 2026 and 2025, the Group issued nil and 10,062,187 Class A ordinary shares, respectively, in connection with the settlement of the August 2024 convertible senior notes through conversion, exchange, and redemption. The notes were fully settled in September 2025. See Note 13.

During the six months ended June 30, 2026 and 2025, the Group issued 5,503,030 and 10,661,140 of the Group’s Class A ordinary shares to settle the repurchase of a certain principal amount of the November 2024 convertible senior notes. Also see Note 13.

As of June 30, 2026 and December 31, 2025, the Group issued 11,864,393 and 10,279,108 shares, respectively, which were reserved for future issuance upon the exercise of awards granted under the share incentive plans. As of June 30, 2026 and December 31, 2025, 8,228,390 and 7,258,176 of these shares, respectively, were considered not outstanding.

Each share of Class A ordinary shares is granted 1 vote and each share of Class V ordinary shares is granted 10 votes. All classes of ordinary shares are entitled to dividend and rank pari passu except for voting rights.

Treasury shares

In September 2024, the board of directors of the Group approved the adoption of a share repurchase program (the “2024 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$10.0 million worth during the period from September 9, 2024 to September 8, 2025. During the six months ended June 30, 2026 and 2025, the Group purchased nil and 790,000 Class A ordinary share for consideration of approximately nil and US$9.1 million, respectively, under 2024 Share Repurchase Program. These shares were cancelled during the year ended December 31, 2025.

In February and May 2025, the board of directors of the Group approved the adoption of two share purchase programs (the “2025 Share Repurchase Program”) which authorized to repurchase Class A ordinary share of the Group up to US$20.0 million worth during the period from February 28, 2025 to February 28, 2026 and up to US$40.0 million worth during the period from May 30, 2025 to May 29, 2026. During the year ended December 31, 2025, the Group repurchased 4,964,711 Class A ordinary shares for consideration of approximately US$56.0 million and cancelled 1,600,000 treasury shares purchased under 2025 Share Repurchase Program. During the six months ended June 30, 2026, the Group repurchase 317,501 Class A ordinary shares for consideration of approximately US$4.0 million and cancelled 3,682,212 treasury shares purchased under 2025 Share Repurchase Program.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

19.	TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

According to the Hong Kong regulations, Hong Kong entities are subject to a two-tiered income tax rate for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned by HK entity will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. In addition, to avoid abuse of the two-tiered income tax rate regime, each group of connected entities can nominate only one entity to benefit from the two-tiered income tax rate. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Under the Hong Kong tax laws, the Company is exempted from the Hong Kong income tax on foreign-derived income.

United States of America (US)

The Company’s subsidiaries located in US are subject to an income tax rate of 21% for taxable income earned in the US.

Singapore

Subsidiaries incorporated in Singapore are subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17%.

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of those jurisdictions.

The provisions for income taxes for the six months ended June 30, 2026 and 2025 are summarized as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
Current income tax expense (benefits)	(84)	1,420
Deferred income tax expense (benefits)	(15,037)	(4,943)
Total	(15,121)	(3,523)

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reflected in the interim periods presented.

The Group’s effective tax rate (“ETR”) for the six months ended June 30, 2026 and 2025 was 5.7% and (8.5%), respectively.

As of June 30, 2026, the Group recorded balances of deferred tax assets of US$28.9 million and deferred tax liabilities of US$17.2 million. As of December 31, 2025, the Group recorded balances of deferred tax assets of US$8.7 million and deferred tax liabilities of US$12.0 million.

Realization of the deferred tax assets balances are dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of June 30, 2026 and December 31, 2025, valuation allowances of US$57.7 million and US$23.1 million respectively, were provided against deferred tax assets in entities where it was determined it was more-likely-than-not that the benefits of the deferred tax assets will not be realized.

As of June 30, 2026 and December 31, 2025, the Group did not have any significant unrecognized uncertain tax positions.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The amount of such unused tax losses will expire as follows:

Tax Jurisdiction	Amount in thousands of USD	Earliest year of expiration if not utilized
Singapore	137,477	Indefinitely
United States	176,653	Indefinitely
Bhutan	71,116	Indefinitely
Norway	25,369	Indefinitely
Malaysia	8,679	2036
Hong Kong	4,169	Indefinitely
Ethiopia	1,919	2030
United Arab Emirates	226	Indefinitely
Vietnam	54	2031
Thailand	9	2028
Total	425,671

20.	RELATED PARTY TRANSACTIONS

The following set forth the significant related party and the relationship with the Group:

Name of related party	Relationship with the Group
Matrix Finance and Technologies Holding Company and its subsidiaries (“Matrixport Group”, rebranded as the “BIT Group”)	The Group’s controlling person is the co-founder and chairman of the board of directors of BIT Group and has significant influence over BIT Group.

Details of assets and liabilities with the related parties are as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Due from related parties
- Accounts receivables(1)	318	313
- Other receivables (1)	9,341	9,341
Total due from related parties	9,659	9,654

Digital assets receivable from a related party
- Digital assets – receivables(2)	162,171	135,558
Total digital assets -receivables from a related party	162,171	135,558

Due to a related party
- Other payables(4)	5,225	4,340
Total due to a related party	5,225	4,340

Borrowings from a related party
- Short-term borrowings(3)	117,548	-
- Current portion of long-term borrowings(2)	373,500	275,000
- Noncurrent portion of long-term borrowings(2)	142,083	246,831
Total borrowings from a related party	633,131	521,831

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Details of transactions with the related party are as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
- Provide service to related parties(1)	657	617
- Receive service from a related party	139	199
- Interest expense on borrowings from a related party(5)	35,184	3,016
- Share of losses from equity method investments	3,606	2,503
- Realized losses on derivative instruments(6)	6,442	-

(1)	Mainly related to the hosting service provided by the Group for year ended December 31, 2024. The Group did not provide any hosting service to any related party for the periods ended June 30, 2025 and 2026.

(2)	BIT Assets Collateralized Loan

Since April 2025, the Group has entered into a series of loan agreements with BIT Group (collectively, the “BIT Assets Collateralized Loan”) on substantially the same terms, as summarised below. Loans drawn under the facilities bear a variable interest rate equal to 9.0% plus a market-based reference rate and are repayable in fixed monthly instalments over a 24-month term. The facilities are collateralized by assets of the Group, including mining rigs, inventories, datacenter assets and such other collateral as may be mutually agreed between the parties, and are maintained in compliance with an agreed loan-to-value ratio. The facilities entered into in 2026 were fully drawn down as of June 30, 2026. Refer to Note 10 for further details.

Contract	Agreement date	Maximum facility (In millions of USD)
Contract 1	April 2025	200
Amendment to Contract 1	July 2025	400
Contract 2	October 2025	100
Contract 3	December 2025	50
Contract 4	January 2026	50
Contract 5	February 2026	50
Contract 6	March 2026	50
Contract 7	May 2026	60

For the six months ended June 30, 2026 and 2025, the interest expense incurred on the BIT Assets Collateralized Loan is US$32.7 million and US$3.0 million, respectively. The effective interest rate of the BIT Assets Collateralized Loan for the six months ended June 30, 2026 is 13.0%. As of June 30, 2026, a portion of the BIT Assets Collateralized Loan’s principal amount amounting to US$373.5 million is due to be repaid within twelve months of June 30, 2026 and the remaining portion of principal amount amounting to US$142.1 million is due to be repaid thereafter.

BIT BTC Collateralized Loan

In September 2025, the Group entered into a loan agreement (the “BIT BTC Collateralized Loan”) with BIT Group for a financing facility of up to US$400.0 million. Loans drawn under the facility bear interest at 8.35% per annum, payable monthly in arrears. Each drawdown has a tenor of 24 months from its drawdown date and is collateralized by Bitcoin, maintained based on a loan-to-value ratio.

For the six months ended June 30, 2026, the interest expense incurred on the BIT BTC Collateralized Loan is US$0.5 million. No interest expense was incurred for the six months ended June 30, 2025 as the facility commenced in September 2025. The outstanding principal amount of US$67.2 million was fully repaid in digital assets in January and February 2026, and the Group had no outstanding balance under the facility as of June 30, 2026.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(3)	BIT Bitcoin Loan

In February 2026, the Group entered into a loan agreement (the “BIT Bitcoin Loan”) with BIT Group for a financing facility of up to 800 Bitcoin. The facility was subsequently amended to increase the maximum facility to 3,000 Bitcoin and was further amended and restated in March 2026 to increase the maximum facility to 6,000 Bitcoin. Loans drawn under the facility bear interest at 3.00% per annum, payable weekly in arrears. Each drawdown has a tenor as agreed between the parties. The loans are secured by collateral in the form of receivables denominated in digital assets, stablecoins or fiat currency, and are subject to a loan-to-value ratio. As of June 30, 2026, receivables with a carrying amount of US$162.2 million were pledged as collateral under the facility.

As of June 30, 2026, the Group had an outstanding balance of 1,953.84 Bitcoin (US$117.5 million fair value equivalent) under the facility, all of which is due to be repaid within twelve months of June 30, 2026. The outstanding balance carried a fair value of US$117.5 million, consisting principal amount of US$144.6 million and embedded derivative asset of US$27.1 million. For the six months ended June 30, 2026, the effective interest rate of the BIT Bitcoin Loan is 3.04%, the interest expense incurred is US$2.0 million.

(4)	As of June 30, 2026, other payables primarily represent interest payable on borrowings and accrued service expenses related to custody services. As of December 31, 2025, other payables primarily represent deposits received in connection with hosting services and accrued service expenses. The deposits related to hosting services were released in September 2025 upon settlement of the related receivable.

(5)	Interest expense on borrowings from a related party includes capitalized borrowing costs.

(6)	In February 2026, the Group entered into the BIT Structured Product Agreement with BIT Group, pursuant to which BIT Group provides digital asset derivatives to the Group. During the six months ended June 30, 2026, the Group entered into put option transactions with BIT Group under this agreement, for which the total premium paid amounted to approximately US$6.4 million and was recognized as a realized loss on derivative instruments upon settlement of the transactions. No such transactions were entered into for the six months ended June 30, 2025.

As of June 30, 2026 and December 31, 2025, substantially all of the Group’s digital assets were held in custody by BIT Group. The Group’s purchase and disposal of digital assets, at spot price on the date of transaction, were also primarily from and to BIT Group.

The Group holds limited partner interests in Matrixport Venture Fund I, L.P., a limited partnership set up by the BIT Group. See Note 9.

21.	SEGMENT INFORMATION

The Group primarily operates through its mining datacenters in the United States, Bhutan, Norway and other applicable geographic locations, refer to the geographic information presented. The gross profit by reporting segments is regularly provided to CODM for the purpose of allocating operating and capital resources and assessing performance of each reporting segment by comparing actual gross profit results to historical results and previously forecasted financial information. The CODM is not regularly provided with asset information by reporting segments, and therefore the Group does not report asset information by reporting segments.

For the six months ended June 30, 2026, the Group identified seven operating segments and seven reportable segments, including 1) Self-mining; 2) Co-mining; 3) AI Cloud; 4) General hosting; 5) Membership hosting; 6) Cloud hash rate; and 7) Sale of mining rigs and accessories. For the six months ended June 30, 2025, the Group identified six operating segments and six reportable segments, including 1) Self-mining; 2) AI Cloud; 3) General hosting; 4) Membership hosting; 5) Cloud hash rate; and 6) Sale of mining rigs and accessories.

AI Cloud was not previously presented as a separate reportable segment. Following a change in the Group’s internal reporting structure during the six months ended June 30, 2026, AI Cloud is reported separately and segment information for the six months ended June 30, 2025 has been recast to conform to the current period presentation. The recast had no effect on total consolidated net revenues, gross profit or loss before income tax.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The segment financial information was as follows:

	Six months ended June 30, 2026
In thousands of USD	Self-mining	Co-mining	AI Cloud	General hosting	Membership hosting	Cloud hash rate	Sale of mining rigs and accessories	Total
Net revenues	315,226	34,002	17,689	8,226	26,529	7,425	4,087	413,184
Cost of revenues:
Electricity cost in operating mining rigs	(180,191)	(17,521)	-	(6,831)	(19,591)	(3,594)	-	(227,728)
Depreciation expense	(155,183)	(17,050)	(7,036)	(653)	(2,124)	(3,385)	-	(185,431)
Share-based compensation expenses	(930)	(100)	-	(24)	(78)	(22)	-	(1,154)
Cost of products sold	-	-	-	-	-	-	(3,822)	(3,822)
Other	(16,013)	(4,114)	(17,952)	(561)	(1,850)	(519)	-	(41,009)
Total segment cost of revenues	(352,317)	(38,785)	(24,988)	(8,069)	(23,643)	(7,520)	(3,822)	(459,144)
Total segment gross (loss)/profit	(37,091)	(4,783)	(7,299)	157	2,886	(95)	265	(45,960)

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Segment information for the comparative period was as follows:

	Six months ended June 30, 2025
In thousands of USD	Self-mining	AI Cloud	General hosting	Membership hosting	Cloud hash rate	Sale of mining rigs and accessories	Total
Net revenues	96,538	2,691	18,960	30,868	51	73,554	222,662
Cost of revenues:
Electricity cost in operating mining rigs	(57,343)	-	(13,611)	(22,418)	(7)	-	(93,379)
Depreciation expense	(23,293)	(2,242)	(1,987)	(3,238)	(54)	-	(30,814)
Share-based compensation expenses	(791)	-	(183)	(306)	(1)	-	(1,281)
Cost of products sold	-	-	-	-	-	(63,215)	(63,215)
Other	(15,292)	(2,717)	(2,618)	(4,264)	(8)	(641)	(25,540)
Total segment cost of revenues	(96,719)	(4,959)	(18,399)	(30,226)	(70)	(63,856)	(214,229)
Total segment gross (loss)/profit	(181)	(2,268)	561	642	(19)	9,698	8,433

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of segment results to (loss)/profit before income tax:

	Six months ended June 30,
In thousands of USD	2026	2025
Total segment gross (loss)/profit	(45,960)	8,433
Other net revenues	4,530	3,048
Other net cost of revenues	(6,137)	(3,470)
Unallocated net operating (expenses)/income	(155,252)	48,187
Interest income	2,220	4,187
Interest expense	(62,810)	(19,063)
Total consolidated (loss)/profit before income tax	(263,409)	41,322

Reconciliation of segment revenues to total revenues:

	Six months ended June 30,
In thousands of USD	2026	2025
Total segment net revenues	413,184	222,662
Other net revenues	4,530	3,048
Total consolidated net revenues	417,714	225,710

Disaggregated revenue data by geographical region in terms of the location where services are provided or where the customers are based within the operating segment is as follows:

	Six months ended June 30,
In thousands of USD	2026	2025
Singapore	22,798	4,768
United States	180,783	118,126
Bhutan	171,443	34,222
Norway	36,553	33,052
Finland	-	21,966
Ethiopia	4,829	7,409
Others	1,308	6,167
Total	417,714	225,710

Selected assets of property, plant and equipment and right-of-use assets by geographical region within the operating segment is as follows:

	At June 30,	At December 31,
In thousands of USD	2026	2025
Singapore	678,930	66,310
United States	845,346	456,708
Bhutan	440,292	443,780
Norway	144,920	143,220
Malaysia	48,861	52,682
Canada	15,813	8,404
Ethiopia	14,984	19,881
Others	13,205	15
Total	2,202,351	1,191,000

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

22.	(LOSS) INCOME PER SHARE

The calculation of basic (loss) income per share is based on the (loss) income attributable to ordinary equity shareholders of the Group and the weighted average number of ordinary shares outstanding for the six months ended June 30, 2026 and 2025.

Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods.

For the six months ended June 30, 2026, the potential ordinary shares related to: (i) the outstanding share awards exercisable into approximately 14.3 million; (ii) share options issued in connection with the Norway Acquisition exercisable into approximately 0.4 million; (iii) the November 2024 convertible senior notes convertible into approximately 4.1 million; (iv) the June 2025 convertible senior notes convertible into approximately 23.6 million; (v) the November 2025 convertible senior notes convertible into approximately 22.5 million; (vi) the February 2026 convertible senior notes convertible into approximately 37.8 million were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

For the six months ended June 30, 2025, the potential ordinary shares related to: (i) the outstanding share awards exercisable into approximately 14.2 million; (ii) share options issued in connection with the Norway Acquisition exercisable into approximately 0.4 million; (iii) the promissory note convertible into approximately 2.0 million; (iv) the November 2024 convertible senior notes convertible into approximately 25.0 million; (v) the June 2025 convertible senior notes convertible into approximately 23.6 million were excluded from the calculation of diluted net income per share as their effect would have been anti-dilutive.

The following reflects the loss and share data used in the basic and diluted loss per ordinary share computations:

	Periods ended June 30,
In thousands of USD, except for the per share data	2026	2025
Net (loss) income attributable to ordinary shareholders of the Group	(251,805)	42,378
Weighted average number of ordinary shares outstanding (thousand shares)	239,886	192,095
Basic (loss) income per share (In USD)	(1.05)	0.22
- Impact of derivative liabilities related and interest expense to the August 2024 convertible senior notes	-	(117,306)
- Impact of derivative liabilities related to the warrants	-	(42,622)
Loss attributable to ordinary equity shareholders of the Group for diluted EPS	(251,805)	(117,550)
Weighted average number of ordinary shares outstanding (thousand shares)	239,886	192,095
Adjusted for:
- Assumed conversion of the August 2024 convertible senior notes (thousand shares)	-	11,480
- Assumed exercise of warrants (thousand shares)	-	1,108
Weighted average number of shares outstanding for diluted EPS (thousand shares)	239,886	204,683
Diluted loss per share (In USD)	(1.05)	(0.57)

Each Class A ordinary share carries 1 vote and each Class V ordinary share carries 10 votes. All classes of shares are entitled to dividend and rank pari passu except for voting rights. They are included in the ordinary shares and the shareholders of the shares are referred to as the ordinary equity shareholders in the context of notes and presentations of earnings per share.

BITDEER TECHNOLOGIES GROUP AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

23.	COMMITMENTS AND CONTINGENCIES

Capital commitments

The Group’s capital commitments primarily relate to commitments on construction of datacenters. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to US$154.8 million and US$65.3 million as of June 30, 2026 and December 31, 2025, respectively. All of these capital commitments will be fulfilled in the following years according to the construction progress.

Investment commitments

The Group’s investment commitments primarily related to capital contribution obligation for certain fund investments. Total investment commitments contracted but not yet reflected in the consolidated financial statements amounted to US$5.3 million and US$6.0 million as of June 30, 2026 and December 31, 2025, respectively.

Loss contingency

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for and such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of June 30, 2026 and December 31, 2025.

24.	SUBSEQUENT EVENTS

In July and September 2026, the Group granted a total of approximately 0.7 million share awards to the designated recipients under the 2023 Plan. Each share award either entitles the recipient to purchase one ordinary share of the Group at an exercise price of US$15.44 per share, or entitles the recipient to receive one ordinary share of the Group upon vesting. The share awards vest over periods ranging from three months to five years, and the recipient shall continue to provide services to the Group by each vesting date. The options granted expire on the tenth anniversary of the date of grant.

In July 2026, the Group fully repaid the outstanding principal of US$26.0 million under an existing unsecured financing facility with a commercial bank which bore interest at a rate of 10.31% per annum. In July 2026, the Group renewed the facility and drew down an aggregate principal amount of US$26.0 million, which bears interest at 10.31% per annum and matures in December 2026.

In August 2026, the Group entered into a loan agreement with BIT Group under the BIT Assets Collateralized Loan arrangement, pursuant to which an additional financing facility of US$45.0 million was made available. Loans drawn under this facility bear a variable interest rate equal to 9.0% plus a market-based reference rate, has a tenor of one week from its utilisation date. The facility is collateralized by assets of the Group as agreed between the parties and is maintained in compliance with agreed loan-to-value requirements. The Group drew down US$45.0 million under the facility in August 2026. As of September 29, 2026, the Group had an aggregate outstanding balance of approximately US$423.3 million under the facilities.

In August 2026, the Group entered into a lease agreement and a services agreement (collectively, the “Colocation Lease and Services Agreement”) with Volta Tydal AS (the “Tenant”) to deliver 121 IT MW of contracted critical load at its Tydal, Norway campus. The total contract value is approximately US$4.7 billion over the initial 16-year term, with an 8-year renewal option exercisable by the Tenant.

In August 2026, the BIT Bitcoin Loan was amended to allow repaid amounts to be re-borrowed on a revolving basis, subject to a maximum of 6,000 Bitcoin outstanding at any time. Other principal terms remain substantially unchanged. For the period from July 1, 2026 to September 29, 2026, the Group drew down approximately 3,900 Bitcoin and repaid approximately 2,185 Bitcoin under the BIT Bitcoin Loan. As of September 29, 2026, the Group had an outstanding balance of approximately 3,669 Bitcoin under the facility.

In August 2026, Bitdeer completed acquisition of approximately 200 acres of greenfield property in Milam County, Texas for total consideration of approximately $100 million, paid in cash.

For the period from July 1, 2026 to September 29, 2026, the Group newly issued 4,367,199 Class A ordinary shares with net proceeds of US$58.0 million.